UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 10/A

Amendment Number

One to Form 10

Filed on August 8, 2008

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

Morgan Stanley Managed Futures LV, L.P.

(Exact name of registrant as specified in its charter)

Delaware	20-8529012
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Morgan Stanley Managed Futures

522 Fifth Avenue, 13th Floor

New York, New York 10036

(Address of principal executive offices, including zip code)

(212) 296-1999

(Registrant’s telephone number, including area code)

With a copy to:

Timothy P. Selby, Esq.	Todd M. Hand, Esq.
Alston & Bird LLP	Morgan Stanley & Co. Incorporated
90 Park Avenue	2000 Westchester Avenue
New York, NY 10016	Purchase, New York 10577
(212) 210-9400	(914) 225-5377

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Units of limited partnership interests

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if smaller reporting company)	Smaller reporting company ☐

Explanatory Note

This Amendment Number One to the Registrant’s Form 10 filed on August 8, 2008 is being filed to include certain financial statements of the Registrant (and related to the Registrant) and to respond to comments of the Staff of the Securities and Exchange Commission. No other changes to the Form 10, other than immaterial changes, have been made to the Form 10 filed on August 8, 2008.

Item 1.	Business.

(a) General Development of Business.

Morgan Stanley Managed Futures LV, L.P. (the “Partnership”) is a commodity pool and limited partnership formed on February 22, 2007 under the Delaware Revised Uniform Limited Partnership Act (the “Partnership Act”). The Partnership is a multi-advisor pool as defined in Commodity Futures Trading Commission (“CFTC”) Rule 4.10(d)(2) under the Commodity Exchange Act and invests substantially all of its assets to multiple trading companies (each a “Trading Company” and collectively the “Trading Companies”), each of which invests substantially all of its assets in the trading program of an unaffiliated commodity trading advisor selected by the Partnership’s general partner, Demeter Management Corporation (the “General Partner,” “Demeter” or the “Trading Manager,” as the case may be). The Partnership is one of three partnerships in the Morgan Stanley Managed Futures Multi-Strategy Profile Series. The other partnerships are: Morgan Stanley Managed Futures MV, L.P. and Morgan Stanley Managed Futures HV, L.P. (together, with the Partnership, the “Profile Series Partnerships”). Prospective investors who invest in the Partnership will receive limited partnership interests in the Partnership (“Units”) and upon acceptance of their subscription by the General Partner will be a “Limited Partner.” The Partnership does not engage directly in trading activities; however, it allocates substantially all of its assets to multiple Trading Companies. Except for Morgan Stanley Strategic Alternatives, L.L.C, each Trading Company is a Delaware limited liability company that was organized on or about March 26, 2007 pursuant to the Delaware Limited Liability Company Act (the “LLC Act”). The Partnership began trading on August 1, 2007. Each Trading Company will, among other things, through a commodity trading advisor, trade, buy, sell, spread, or otherwise acquire, hold, or dispose of commodities (including, but not limited to, foreign currencies, mortgage-backed securities, money market instruments, financial instruments, and any other securities or items which are now, or may hereafter be, the subject of futures contract trading), domestic and foreign commodity futures contracts, forward contracts, foreign exchange commitments, options on physical commodities and on futures contracts, spot (cash) commodities and currencies, exchange of futures contracts for physicals transactions, exchange of physicals for futures contracts transactions, and any rights pertaining thereto, whether traded on an organized exchange or otherwise. These contracts and instruments are referred to in this Registration Statement collectively as “Futures Interests.”

The investment objective of the Partnership is to have substantially all of its assets allocated to multiple trading advisors that seek to profit from the speculative trading of futures, forwards and options. The Partnership has been specifically designed for investors seeking to gain broad exposure to the unique performance characteristics of managed futures investments, namely:

•	Historically low correlation of returns relative to both traditional and alternative investments;

•	Potential to achieve profits in both rising and falling market environments;

•	Potential to generate attractive returns (with commensurate risks) during periods of equity weakness and financial/geopolitical crisis;

•	Potential to gain broad market exposure across the currency, fixed income, equity index, metals, energy, and agricultural commodity sectors; and

•	Potential to diversify and reduce the volatility of an investment portfolio.

Demeter Management Corporation, as the trading manager of each Trading Company, selected the initial and the current commodity trading advisors for each Trading Company (each a “Trading Advisor,” and collectively, the “Trading Advisors”). Demeter will be responsible for selecting additional Trading Advisors from time-to-time and for replacing Trading Advisors as it deems necessary. As of September 1, 2008, the Trading Advisors for the Partnership were:

•	Bridgewater Associates, Inc. – Pure Alpha Futures Only – C

•	Chesapeake Capital Corporation – Diversified Trading Program

•	DKR Fusion Management L.P. – Quantitative Strategies Trading Program

•	Kaiser Trading Group Pty Ltd. – Global Diversified Trading Program

•	Transtrend B.V. – Enhanced Risk Profile (USD) of Diversified Trend Trading Program

A brief description of the trading program to be employed by each Trading Advisor follows:

Bridgewater Associates, Inc. – Pure Alpha Futures Only – C: There are three key points behind Bridgewater’s investment philosophy. Bridgewater is fundamental in its approach to generating investment decisions, systematic in its approach to implementing its fundamental understanding, and from that builds a diversified portfolio of active decisions. Some of the asset classes which Bridgewater trades in the Pure Alpha Futures Only strategy include but are not limited to: (a) futures on debt instruments issued or guaranteed by developed world governments; b) short term interest rate futures; c) futures on currencies; d) futures on stock market indices; and e) futures on commodities or commodity indices. Bridgewater follows numerous markets worldwide and may take a position for an account in all, some, or none of these markets at any point in time.

Chesapeake Capital Corporation – Diversified Trading Program: The Diversified Trading Program emphasizes a wide range of diversification by utilizing a global portfolio of commodity futures contracts, options on futures contracts and commodities, spot and forward currency contracts, and swap and other derivative contracts, traded in U.S. and non-U.S. markets, including, but not limited to, agricultural products, precious and industrial metals, currencies, financial instruments, and stock, financial, and economic indices. These futures interest contracts are traded on a highly leveraged basis.

DKR Fusion Management, L.P. – Quantitative Strategies Trading Program: The DKR Quantitative Strategies Program is a multi-strategy, statistical-model-driven-investment program. Currently, the DKR Quantitative Strategies Program employs multiple stategies that are designed to have low correlations both to each other and to the traditional markets. The DKR Quantitative Strategies Program monitors a wide variety of markets for potential investment including commodity futures, financial futures, foreign exchange interbank contracts, foreign exchange options and futures options, and exploits inefficiencies in these markets that are likely to persist over time. The DKR Quantitative Strategies Program seeks to produce steady returns with low volatility by maintaining diversification across strategies and markets. Capital is allocated across all strategies with the goal of maximizing the overall Sharpe ratio of the DKR Quantitative Strategies Program. The Sharpe ratio is a measure of the excess return (or risk premium) per unit of risk in an investment asset or a trading strategy. The Sharpe ratio is used to characterize how the return of an asset compensates the investor for the risk taken. Leverage is systematically adjusted by the DKR Quantitative Strategies Program based on prevailing market conditions to enhance program returns. The DKR Quantitative Strategies Program’s current strategies include: foreign exchange yield differential strategies, futures trend following strategies, OTC foreign exchange and futures option strategies, short-term foreign exchange trading strategies.

Kaiser Trading Group Pty Ltd – Global Diversified Trading Program: Kaiser Trading Group takes trading opportunities by using a systematic, computer based and statistically validated approach built around the trading psychology of the markets. The system has four major components: R&D environment, money management, risk measurement and trading rules. The details of the system in its entirety are proprietary and confidential. At present, Kaiser has are 34 trading rules in operation. The concepts are based on pattern matching and are short term in nature and include both break and contrarian models. These rules are traded over 29 different markets including Forex, bonds, global equities, metals, energy and soft commodities.

Transtrend B.V. – Enhanced Risk Profile (USD) of Diversified Trend Trading Program: In Transtrend’s Diversified Trend Program the composition of a fully diversified portfolio includes futures on interest instruments, stock indices and single stocks, currencies and commodities. Transtrend pursues the highest possible degree of portfolio diversification within relevant constraints, e.g., restrictions imposed by the CFTC on trading certain single stock, non-U.S. stock index and bond futures for clients qualified as United States Persons, specific client requirements, volume restrictions, limitations as a result of the nominal account size and tax-related market imperfections. The composition of the portfolio traded by Transtrend includes futures on interest instruments, stock indices, currencies and commodities.

There is no guarantee that the Partnership will achieve its investment objectives.

Demeter Management Corporation, a Delaware corporation and wholly-owned subsidiary of Morgan Stanley, serves as the Partnership’s General Partner and commodity pool operator and as each Trading Company’s Trading Manager and commodity pool operator.

ORGANIZATIONAL CHART

The following is an organizational chart showing the relationship among the various parties involved with the Profile Series Partnerships. All of the entities shown below are affiliates of Morgan Stanley except for the Trading Advisors and Newedge Financial Inc.

[1]	Wholly-owned by Morgan Stanley.

[2]

Newedge Financial Inc. serves as the primary commodity broker and F/X counterparty with respect to Morgan Stanley Managed Futures Kaiser I, LLC. Newedge is not a wholly-owned subsidiary of Morgan Stanley.

[3]

Each Partnership allocates substantially all of its assets to multiple Trading Companies, each of which allocates substantially all of its assets in the trading program of an unaffiliated Trading Advisor.

THE OFFERING

The Units

The Units are being offered on a continuous basis as of the first day of each month (a “Subscription Date”) at the final Net Asset Value per Unit (as defined below) as of the last day of the immediately preceding month (the “Valuation Date”). Depending on the aggregate amount invested in the Profile Series Partnerships, a Limited Partner will initially receive either Class A, B, C or D Units in the Partnership (each a “Class” and collectively the “Classes”). As described below, all of the Class A, B, C and D Units have the same investment exposure and rights except for the amount of the ongoing Placement Agent fees charged to each Class of Units. Additionally, certain investors who are not subject to the ongoing placement agent fee will be deemed to hold “Class Z” Units. Currently, only the General Partner and certain employees of Morgan Stanley (and their family members) hold Class Z Units.

“Net Asset Value” is equal to the aggregate assets of the Partnership, at fair value, less its liabilities, at fair value, as calculated by the General Partner in accordance with the terms of the limited partnership agreement of the Partnership (the “Partnership Agreement”). “Net Asset Value of a Class” is equal to the Net Asset Value of the Partnership attributable to the assets of such Class. “Net Asset Value per Unit” is the Net Asset Value of a Class divided by the Partnership’s aggregate Units outstanding of such Class.

Redemptions

A Limited Partner may request the General Partner to redeem some or all of his or her Units as of the last day of any month (a “Redemption Date”) by delivering or mailing a copy of the Request for Redemption in the form provided by the General Partner to the Limited Partner’s Morgan Stanley Financial Advisor/Investment Representative at such representative’s Morgan Stanley branch office in time for it to be forwarded and received by the General Partner, no later than 3:00 p.m. New York City time, on the last Business Day of the month, at the final Net Asset Value per Unit on the Redemption Date.

Investors must maintain a minimum investment in the Partnership of $40,000 unless the Limited Partner is redeeming its entire interest in the Partnership. The General Partner may cause a Limited Partner to withdraw (in whole or part) from the Partnership at any time and for any reason. The General Partner may also, in its sole discretion, permit redemptions by Limited Partners in any amount at any time upon at least 5 days written notice. There are no redemption charges. The General Partner may invest in the Partnership and may redeem its investment at any time in its sole discretion. Limited Partners may not receive the exact dollar amount of their redemption request since redemption calculations are based upon Net Asset Value per Unit. The General Partner will not cause a Limited Partner to withdraw if the value of its investment falls below the minimum described above due to the performance of the Partnership.

The General Partner intends to pay all redemptions within 10 Business Days after the applicable Redemption Date; provided, however, if the General Partner believes that extraordinary circumstances exist, including, but not limited to, the Partnership’s inability to liquidate any positions as of a Redemption Date, or a default or delay in payments due to the Partnership by one or more of the Trading Companies, or other significant administrative or other hardships, the Partnership may in turn delay payment to Limited Partners requesting redemptions. In the event of the General Partner’s inability to make redemption payments, such payments will be made to Limited Partners as soon as practicable.

The General Partner may suspend redemptions of any or all Units by the Limited Partners as set forth in the Partnership Agreement, including in the following circumstances: (i) for certain tax reasons, (ii) in the instance that making any redemptions requested by Limited Partners would materially impair the Partnership’s ability to operate in pursuit of its objectives, (iii) the remaining Limited Partners would be unfairly and materially disadvantaged, or (iv) a Trading Company has suspended redemptions or is unable to value its assets.

DEMETER MANAGEMENT CORPORATION

Demeter Management Corporation, a Delaware corporation formed on August 18, 1977 to act as a commodity pool operator, serves as the General Partner of the Partnership and the Trading Manager of each Trading Company. Effective in 1977, the General Partner became registered with the CFTC as a commodity pool operator and on July 1, 1984 became a member of the NFA in such capacity. The General Partner’s office is located at 522 Fifth Avenue, 13th Floor, New York, New York 10036, telephone (212) 296-1999. The General Partner is a wholly-owned subsidiary of Morgan Stanley, which is a U.S. publicly-owned company.

THE TRADING COMPANIES

Substantially all of the assets of the Partnership are allocated to multiple Trading Companies. Each Trading Company has a contractual arrangement with a Trading Advisor to manage its assets. The Partnership receives a pro rata membership interest in each Trading Company it invests in based on its capital contribution. The objective of each Trading Company is to provide investors with the potential for long-term capital appreciation and reduction of overall portfolio volatility by providing returns with low/non-correlation to those of traditional investment benchmarks. The Trading Companies also offer profit potential in both rising and falling markets. The Trading Companies engage in the speculative trading of Futures Interest.

The Operating Agreement of the Trading Companies

Each Trading Company has executed an operating agreement, which governs the relationship among the Trading Company, Trading Manager and its members. Each Trading Company executed a substantially similar Operating Agreement (the “Operating Agreement”). The following description is only a summary of certain significant terms of the Operating Agreement.

Each Trading Company was organized under the LLC Act. The fiscal year of each Trading Company begins on January 1 of each year and ends on December 31 of such year.

Management of Business. The Partnership is a member of each Trading Company it allocates its assets to and participates pro rata in the profits (and losses) of each such Trading Company based upon its respective investments therein. Limited Partners have no voting rights in any Trading Company. Pursuant to the terms of the Operating Agreement, the authority over the administrative and investment management of each Trading Company has been delegated to Demeter, as each Trading Company’s Trading Manager. The Trading Manager selected the initial and current Trading Advisors for each Trading Company and is responsible for selecting any additional or replacement Trading Advisors.

Demeter is the Trading Manager of each Trading Company and does not currently hold a direct equity position in any of the Trading Companies. Demeter may, and currently does, invest directly in the Partnership. Except for Morgan Stanley Strategic Alternatives, L.L.C., the Trading Company for Bridgewater Associates, Inc., the name of each Trading Company corresponds with the name of its Trading Advisor. The name of each Trading Company in which the Partnership invests its assets is: Morgan Stanley Strategic Alternatives L.L.C.; Morgan Stanley Managed Futures Chesapeake I, LLC; Morgan Stanley Managed Futures DKR I, LLC; Morgan Stanley Managed Futures Kaiser I, LLC; and Morgan Stanley Managed Futures Transtrend II, LLC.

Withdrawals. A member may withdraw its capital as of the last Business Day of each month or as otherwise determined by the Trading Manager without penalty or fee. The Partnership will request withdrawal of such amounts as are necessary in order to meet monthly redemption requests of Limited Partners.

Dissolution/ Winding Up. Each Trading Company may be dissolved (i) upon the determination of Demeter, (ii) upon the written consent of the members (except for Demeter) holding in excess of 50% of the Net Assets of the Trading Company (excluding Units held by Demeter), or (iii) upon the occurrence of any other event that causes dissolution under the LLC Act. If any Trading Company is dissolved, the winding up of the affairs of such Trading Company will be supervised by the Trading Manager, as liquidator, or such other person as may be selected by the Trading Manager. Upon completion of all desired sales of Trading Company property, and after payment of all selling costs and expenses, the liquidator will distribute the proceeds of such sales to the following groups in the following order of priority: (i) to satisfy liabilities to creditors; (ii) to the members in accordance with their positive balances in their respective capital accounts, determined after allocating all items for all periods prior to and including the date of distribution; and (iii) to members, pro rata.

Liability; Indemnification. The Trading Manger will not be liable to the Trading Companies or the members for any act or omission, undertaken in good faith unless such act or omission constituted gross negligence, willful misconduct, bad faith or reckless disregard. Additionally, the Trading Companies are required to indemnify the Trading Manager from and against losses arising from acts or omissions on behalf of the Trading Companies provided that such acts or omissions were in the best interest of the Trading Companies and did not constitute gross negligence, willful misconduct, bad faith or reckless disregard.

Calculation of Net Assets

The Net Assets of the Trading Companies are equal to the total assets of the Trading Company (including, but not limited to all cash and cash equivalents, accrued interest and amortization of original issue discount, and the market value of all open futures interests contract positions and other assets) less all liabilities of the Trading Company (including, but not limited to, brokerage commissions that would be payable upon the closing of open futures interest positions, management fees, incentive fees, and extraordinary expenses), determined in accordance with generally accepted accounting principles consistently applied under the accrual basis of accounting and in accordance with the principles set forth in the Operating Agreement.

Custody of Trading Company Assets

The Commodity Brokers (as defined below) and their affiliates act as custodians of each Trading Company’s assets pursuant to customer agreements and foreign exchange customer agreements. The Partnership allocates substantially all of its assets to multiple Trading Companies. Such assets are deposited in the Trading Companies’ trading accounts with the Commodity Brokers or their affiliates. The funds in such accounts are available for margin and are used to engage in Futures Interests trading pursuant to instructions provided by the Trading Advisors. Each Trading Company’s margin commitments with respect to its commodity futures positions are expected to range between 5% and 30% of its Net Assets, although, in certain circumstances, its margin levels could deviate substantially from that range.

Each Trading Company’s assets deposited with the Commodity Brokers or their affiliates will be segregated or secured in accordance with the Commodity Exchange Act, as amended (“CEAct”) and CFTC regulations and are expected to be generally held in interest bearing bank accounts at a United States bank or banks or in a non-U.S. bank or banks as permitted under CFTC regulations (“subcustodians”) selected by MS & Co., but may also be invested in any other instruments approved by the CFTC for investment of customer funds. Instead of depositing funds in interest-bearing accounts or investing funds, the Commodity Brokers may choose to deposit the funds in non-interest bearing bank accounts at various banks, in exchange for which the banks may offer the Commodity Brokers or their affiliates advantageous interest rates on loans up to the amount of the deposits (this is known as compensating balance treatment). The benefit to the Commodity Brokers and their affiliates from compensating balance treatment is the difference between the lending rate they would have received without the deposits and the rate they receive by reason of the deposits. The benefit to the Commodity Brokers from compensating balance arrangements and the investment of the Partnerships’ funds will vary depending upon market conditions. As of the date of this Memorandum, the Commodity Brokers and their affiliates have no compensating balance arrangements, but may in the future.

To the extent any Trading Company’s funds are held by the Commodity Brokers (as defined below) in customer segregated accounts relating to trading in U.S. exchange-traded futures and options, those funds, along with segregated funds of other customers in the accounts, may be invested by the Commodity Brokers, under applicable CFTC regulations, in obligations of, or fully guaranteed by, the U.S., general obligations of any state or any political subdivision thereof, general obligations of the U.S. and obligations fully guaranteed as to principal and interest by the U.S., general obligations of any State or political subdivision thereof, obligations issued by an enterprise sponsored by the U.S., certificates of deposit issued by a bank as defined in the CEAct or a domestic branch of a foreign bank insured by the FDIC, commercial paper, corporate notes or bonds, general obligations of a sovereign nation, and interests in money market mutual funds, subject to conditions and restrictions regarding marketability, investment quality and investment concentration. In addition, such investments may be bought and sold pursuant to designated repurchase and reverse repurchase agreements.

To the extent any Trading Company’s funds are held by the Commodity Brokers in secured accounts relating to trading in futures or options contracts on non-U.S. exchanges or in forward contracts, such funds may be invested by the Commodity Brokers, under applicable CFTC regulations, in the instruments described above for customer segregated funds, in equity and debt securities traded on established securities markets in the U.S.

In appointing banks or other entities as subcustodians, MS & Co. must exercise due skill, care and diligence and will be responsible to each Trading Company for satisfying themselves as to the ongoing suitability of the subcustodians to provide custody services to the Trading Company. MS & Co. will maintain an appropriate level of supervision over the subcustodians and make appropriate inquiries periodically to confirm that the obligations of the subcustodians continue to be competently discharged.

For biographical information regarding the directors and officers of MS & Co. involved in respect of the Partnership, see “Item 5. Directors and Executive Officers.”

The Trading Advisors are prohibited from accepting funds in their own names. Accordingly, the Trading Advisors will not have custody over the assets of any Trading Company.

Each Trading Company may trade on, but is not limited to trading on, the following foreign futures exchanges:

• Eurex/Deutchland	• MEFF Renta Variable

• Hong Kong Futures Exchange Ltd.	• Montreal Exchange

• ICE Futures (Canada, Europe and United States)	• New Zealand Futures and Options Exchange

• Italian Derivatives Market	• Osaka Securities Exchange

• London International Financial Futures Exchange Ltd.	• Singapore International Monetary Exchange

• London Commodity Exchange	• Sydney Futures Exchange

• London Metal Exchange	• Tokyo Commodity Exchange

• London Securities and Derivatives Exchange	• Tokyo Grain Exchange

• Marché à Terme International de France	• Tokyo Financial Futures Exchange

• MEFF Renta Fija	• Tokyo Stock Exchange

In connection with trading on non-U.S. futures and options contracts, the Trading Company’s assets may be deposited in accounts with non-U.S. banks and foreign brokers, including Morgan Stanley & Co. International plc (“MSIP”) and Morgan Stanley Capital Group Inc. (“MSCG”) (also “Subcustodians”), which are segregated on the books of such banks or brokers for the benefit of MS & Co.’s customers. To the extent any Trading Company trades on the London Metal Exchange, such assets will be deposited with MSIP. All such non-U.S. banks and foreign brokers (including MSIP) will be qualified depositories pursuant to relevant CFTC regulations and advisories. All such non-United States banks (including MSIP) will be subject to the local bank regulatory authorities and the foreign brokers (including MSIP) will be members of the exchanges on which the futures and option trades are to be executed and will be subject to the regulatory authorities in the jurisdictions in which they operate. The protection provided by such foreign regulatory authorities may differ significantly from those provided by United States regulators.

Allocation of Trading Company Assets

Additional or replacement trading advisors may be retained by the Trading Manager, and may receive allocations of assets resulting from (i) new investments in Trading Companies resulting from new subscriptions for Units or (ii) reallocations of any assets from existing Trading Companies. The General Partner may reallocate Partnership assets to different Trading Companies, based on a variety of factors relating to performance and the futures, forwards and options markets traded by the Trading Advisors. The General Partner does not intend to do this on a periodic basis, but may do so from time to time.

Over-the-Counter Foreign Exchange and other Transactions

In addition to trading on U.S. futures exchanges, each Trading Company trades other products, some of which trade on non-U.S. exchanges, while others trade on the over-the-counter market. These transactions present certain risks different from the risks of trading on U.S. exchanges. See “Item 1.A. Risk Factors — The Unregulated Nature of the Over-The-Counter Markets Creates Counterparty Risks that Do Not Exist in Futures Trading on Exchanges.” Spot and forward contracts on foreign currencies are the only non-CFTC regulated instruments that any of its Trading Companies trades, although any Trading Company may, at some point in the future, enter into forward contracts relating to other commodities as well as commodity swaps, to the extent permitted by applicable law. The over-the-counter foreign exchange market is unregulated and, accordingly, there are certain risks related to trading such instruments — including the absence of daily price limits and the risk of counterparty default — in addition to the risks of trading futures contracts. See “Item 1.A. Risk Factors — The Unregulated Nature of the Over-The-Counter Markets Creates Counterparty Risks That Do Not Exist In Futures Trading On Exchanges.” The

General Partner estimates that 25% to 50% of each Trading Company’s trades will be in over-the-counter foreign exchange contracts (including spot contracts in connection with exchanges for physicals), but from time to time the percentage of each Trading Company’s trades represented by forward currency trades may be substantially outside this range.

Interest Income

MS & Co. credits each Trading Company at each month-end with interest income on the assets on deposit with MS & Co. Assets deposited with MS & Co. as margin will be credited with interest income at a rate approximately equivalent to what MS & Co. pays other customers on such assets deposited as margin. Assets not deposited as margin with MS & Co. will be credited with interest income at the rate equal to the monthly average of the 4-Week U.S. Treasury bill discount rate less 0.15% during such month. For purposes of these interest credits, daily funds do not include monies due a Trading Company on or with respect to futures, forwards, or options contracts that have not been received. MS & Co. will retain any interest earned in excess of the interest paid by MS & Co. to the Trading Companies. A portion of the Trading Companies excess cash is managed by MS & Co. The Trading Manager may engage additional affiliated or non-affiliated money managers to manage excess cash in the future.

Each Trading Company will not borrow in connection with its Futures Interests trading; the margining of Futures Interests positions, and the leverage associated therewith, do not constitute borrowing. As such, the General Partner does not expect the Partnership to incur unrelated business taxable income.

Assets of each Trading Company will not be commingled with non-customer funds. Deposits of assets with a Commodity Broker do not constitute commingling.

CHARGES PAID BY THE TRADING COMPANIES AND THE PARTNERSHIP

The Limited Partners, as direct investors in the Partnership and as indirect investors in the Trading Companies through the Partnership, bear a pro rata share of the Partnership’s and each Trading Company’s fees and expenses. Substantially all of the Partnership’s assets are allocated to multiple Trading Companies. The Trading Companies use the assets to pay the expenses of the Trading Company, including the management fees and incentive fees (if any) (each as described below) payable to the trading advisor associated with such Trading Company, administrative, operating, offering and organizational expenses, and transactional, clearing and brokerage fees. The impact of paying such fees and expenses is a reduction in the Net Asset Value.

Other Fees and Expenses Including Offering and Organizational Expenses. The Partnership and the Trading Companies pay MS & Co. a monthly fee to cover all of the administrative, operating, offering and organizational expenses of the Partnership and Trading Companies (the “Administrative Fee”). The Administrative Fee is equal to 1/12th of 0.40% (0.40% on an annual basis) of the beginning of the month Net Asset Value of the Partnership and 1/12th of 0.35% (0.35% on an annual basis) of the beginning of the month Net Assets of each Trading Company.

Each Trading Company pays all transactional, clearing, and brokerage fees as they are incurred.

General Partner’s Fee. The Partnership pays the General Partner a monthly administration fee equal to 1/12th of 1.0% (a 1.0% annual rate) of the Net Asset Value of each Class of the Partnership at the beginning of each month (the “General Partner’s Fee”).

Trading Advisor Management Fees. Each Trading Company pays its Trading Advisor, a monthly management fee of up to 2.0% based on each Trading Company’s Net Assets as of the first day of each month. The Trading Companies will also pay the fees of any additional or replacement trading advisors (as applicable). Additional or replacement trading advisors (or the initial Trading Advisors following the expiration of the initial term of their advisory agreements) may receive management fees from the Trading Manager that are greater than (or less than) the foregoing fees.

The term “Net Assets” means the total assets of the Trading Company (including, but not limited to, all cash and cash equivalents, accrued interest and amortization of original issue discount, and the market value of all open futures, forwards and option and other assets of the Trading Company) less all liabilities of the Trading Company determined in accordance with generally accepted accounting principles consistently applied under the accrual basis of accounting. The Trading Manager has not used “notional” funds for any of the Trading Companies and it does not currently intend to do so in the future.

Trading Advisor Incentive Fees. Each Trading Advisor will receive an incentive fee equal to 20% of the New Trading Profit (as defined below) earned by the applicable Trading Company, which accrues monthly but is otherwise payable at the end of each calendar quarter. In the event that new trading advisors are allocated assets, a higher or lower incentive fee may be paid.

“New Trading Profit” means Futures Interest trading profits (realized and unrealized) on the assets for the Partnership invested in a Trading Company, decreased proportionally by the Trading Advisor’s monthly management fees, brokerage commissions, transaction costs and Administrative Fee. Such trading profits and items of decrease will be determined from the end of the last calendar quarter in which an incentive fee was earned by the Trading Advisor or, if no incentive fee has been earned previously by the Trading Advisor, from the date that the Trading Advisor commenced managing the assets in the account, to the end of the calendar quarter as of which such incentive fee calculation is being made. Extraordinary expenses do not reduce New Trading Profit. Interest income is not included in New Trading Profit. New Trading Profit will be calculated before reduction for incentive fees paid or accrued so that the Trading Advisor does not have to earn back incentive fees. Accrued incentive fees shall be paid to the Trading Advisor on those assets withdrawn from an account due to redemptions at the end of any month when such withdrawal of assets is made as if such month-end is the end of the calendar quarter.

If any payment of incentive fees is made to the Trading Advisor on account of New Trading Profit earned by the Trading Advisor and the Trading Advisor thereafter fails to earn New Trading Profit or experiences losses for any subsequent incentive period, the Trading Advisor shall be entitled to retain such amounts of incentive fees previously paid to the Trading Advisor in respect of such New Trading Profit.

No incentive fees shall be payable to the Trading Advisor until the Trading Advisor has earned New Trading Profit; provided, however, that if the assets are reduced because of redemptions that occur at the end of, and/or subsequent to, a calendar quarter in which the Trading Advisor experiences a futures interest trading loss for the Trading Company, the trading loss that must be recovered before the Trading Advisor will be deemed to experience New Trading Profit in a subsequent calendar quarter will be equal to the amount determined by (x) dividing the assets of each account after such decrease by the assets immediately before such decrease and (y) multiplying that fraction by the amount of the unrecovered futures interest trading loss prior to such decrease. In the event that the Trading Advisor experiences a trading loss for more than one calendar quarter without the Trading Company paying an intervening incentive fee and assets are reduced in more than one such calendar quarter because of redemptions, then the trading loss for each such calendar quarter shall be adjusted in accordance with the formula described above and such reduced amount of futures interest trading loss shall be carried forward and used to offset subsequent futures interest trading profits.

Incentive fees are also payable to each Trading Advisor upon the termination of its advisory agreement. In the event that the advisory agreement is terminated on a date other than the last day of a calendar quarter, the incentive fee shall be determined as if such date were the end of a calendar quarter. In the event that a new trading advisor is hired, such advisor will be compensated based on any New Trading Profit earned by such trading advisor commencing on the date such Trading Advisor commences trading activities for the relevant Trading Company and not for New Trading Profits earned by any other trading advisor.

Each Trading Company will also pay the incentive fees of any additional or replacement Trading Advisors. Additional or replacement Trading Advisors (or the Trading Advisors following the expiration of the initial term of their advisory agreements) may receive incentive fees from the Trading Company that differ from the current Trading Advisors. It is unlikely that any replacement Trading Advisor will be required to make up any loss carryforwards of a prior Trading Advisor before being eligible to earn an incentive fee.

Brokerage Commissions. Each Trading Company pays the Commodity Brokers brokerage commissions as the fees are incurred. Demeter does not expect these fees to exceed $10 per round-turn.

Other customers of MS & Co. may pay brokerage commissions at rates which are lower than, or higher than, the rates that each Trading Company will pay, and other commodity brokerage firms may offer lower rates to accounts the size of each Trading Company’s account.

“Bid-Ask” Spreads. Each Trading Company will execute OTC foreign exchange contracts with banks and dealers selected by the Trading Advisors (and approved by MS & Co.). It is expected that the Trading Advisors will execute a significant portion of each Trading Company’s OTC foreign exchange contracts with MS & Co. and MSCG. MS & Co. or MSCG, as the counterparty on each Trading Company’s foreign currency forward trades, will attempt to earn a mark-up, spread, or other profit on each foreign currency forward contract trade which is separate from the brokerage commissions paid by each Trading Company to MS & Co. Such OTC foreign exchange contract “spreads” cannot be determined, but Demeter believes these bid/ask spreads will be within the prevailing market.

Financial Benefits. MS & Co. will benefit from the interest credit arrangements and possible compensating balance treatment in connection with their designation of a bank or banks in which the Trading Companies assets are deposited.

Extraordinary Expenses. Each Trading Company and the Partnership will be required to pay any extraordinary charges (such as taxes) incidental to the conduct of its ongoing business.

Ongoing Placement Agent Fees. Subscribers of Units in the Partnership are not charged an initial sales commission. The Partnership pays MS & Co., as the placement agent of the Partnership (the “Placement Agent”) ongoing compensation on a monthly basis equal to a percentage of the Net Asset Value of a Limited Partner’s Units as of the beginning of each month. A Limited Partner will receive a Class of Units (see table below) according to the aggregate subscription amount made by such Limited Partner in the Profile Series Partnerships adjusted for additional subscriptions and redemptions. The applicable rate payable by each Limited Partner will be determined by the Class of Units. The Partnership pays the Placement Agent the following percentage based on the aggregate amount invested (as adjusted for additional subscriptions and redemptions) by each Limited Partner in accordance with the following schedule:

Class of Units	Aggregate Investment	Monthly/ Annualized Rate (%)
A	Up to $249,999	0.167% / 2.0%
B	$250,000 - $499,999	0.125% / 1.5%
C	$500,000 - $4,999,999	0.083% / 1.0%
D	$5,000,000 and above	0.063% / 0.75%

The Placement Agent will pay a portion of the ongoing placement agent fee it receives from the Partnership to the Morgan Stanley Financial Advisor/Investment Representative responsible for selling the Units to the Limited Partner.

THE TRADING ADVISORS

The General Partner has retained selected Trading Advisors on behalf of the Partnership (through the Partnership’s allocation of assets to the Trading Companies). Trading Advisors can be added, removed or replaced at any time by the General Partner, without consent of the Limited Partners. Additionally, Demeter currently does not anticipate rebalancing the allocations of the assets to the Trading Advisors on a periodic basis but reserves the right to do so at any time without prior notice to investors. The following table shows the percentage of net assets available for trading allocated to each trading advisor for the benefit of the Partnership as of September 1, 2008:

Morgan Stanley Managed Futures LV, L.P.

CTA/Trading Program	Program Allocation	Number of Client Accounts on June 30, 2008
Bridgewater Associates, Inc. – Pure Alpha Futures Only-C (Systematic)	12.5%	6
Chesapeake Capital Corporation – Diversified Trading Program (Systematic)	20.0%	10
DKR Fusion Management, L.P. – Quantitative Strategies Trading Program (Systematic)	20.0%	8
Kaiser Trading Group Pty Ltd. – Global Diversified Trading Program (Systematic)	25.0%	11
Transtrend B.V. – Enhanced Risk Profile (USD) of Diversified Trend Program (Systematic)	22.5%	27

Redemptions from the Partnership are expected to reduce the assets managed by each Trading Advisor proportionately. The General Partner may, however, allocate new investment proceeds and redemptions in different proportions without notice to investors. The General Partner may adjust the portion of the Partnership’s assets traded by a Trading Advisor through reallocations of assets among Trading Companies, although the General Partner does not intend to do so on a periodic basis, but may do so from time to time.

The assets of the Partnership and each Trading Company are not commingled with the assets of one another or any other entity managed by the General Partner. Margin deposits and deposits of assets with a Commodity Broker do not constituent commingling.

Futures traders are generally classified as either systematic or discretionary. A systematic trader generally relies to some degree on judgmental decisions concerning, for example, what markets to follow and commodities to trade, when to liquidate a position in a contract that is about to expire and how large a position to take in a particular commodity. While these judgmental decisions may have a substantial effect on a systematic trader’s performance, his primary reliance is on trading programs or models that generate trading signals. The systems utilized to generate trading signals are changed from time to time (although generally infrequently), but the trading instructions generated by the systems being used are followed without significant additional analysis or interpretation.

Discretionary traders, on the other hand, while they may utilize market charts, computer programs and compilations of quantifiable fundamental information to assist them in making trading decisions, make such decisions on the basis of their own judgment and “trading instinct,” not on the basis of trading signals generated by any program or model.

Each approach involves certain inherent risks. Systematic traders may fail to capitalize on market trends that their systems would otherwise have exploited due to judgmental decisions made by them in the context of applying their generally mechanical trading systems. Discretionary traders, on the other hand, may decide to make trades that would not have been signaled by a trading system and which result in substantial losses. Furthermore, any trading system or trader may suffer substantial losses by misjudging the market. Systematic traders tend to rely more on computerized programs than do discretionary traders, and some consider the prospect of disciplined trading, which largely removes the emotion of the individual trader from the trading process, advantageous. In addition, due to their use of computers, systematic traders are generally able to incorporate more data into a particular trading decision than are discretionary traders. However, when fundamental factors dominate the market, trading systems may suffer rapid and severe losses due to their inability to respond to such factors until such factors have had a sufficient effect on the market to create a trend of enough magnitude to generate a reversal of trading signals, by which time a precipitous price change may already be in progress, preventing liquidation at anything but substantial losses.

The Advisory Agreements

The following is a summary of certain significant terms and provisions of the advisory agreements related to each Trading Company, between the Trading Company, Demeter and the Trading Advisor. Because the precise terms of each advisory agreement differ, this summary is not intended to be complete and is qualified in its entirety by information provided in the advisory agreements for each particular Trading Advisor.

Generally, each advisory agreement has a term of one year, with one-year renewal periods unless otherwise terminated. Each initial Trading Advisor is permitted to terminate its advisory agreement at the end of the applicable one year period by providing at least 60 days’ written notice to the relevant Trading Company and Demeter. Generally, the Trading Manager may terminate the advisory agreement at any month-end upon five-days prior written notice or upon the occurrence of the following events by providing written notice to the Trading Advisor: if a principal of the Trading Advisor ceases to be active as a principal; the Trading Advisor becomes bankrupt or insolvent; if the Trading Advisor is unable to use its trading systems or methods and as modified in the future for the benefit of the Trading Company; if the registration, as a commodity trading advisor, of the Trading Advisor with the CFTC or its membership in the NFA is revoked, suspended, terminated, or not renewed, or limited or qualified in any respect; if the Trading Advisor merges or consolidates with, or sells or otherwise transfers its advisory business, or all or a substantial portion of its assets, any portion of its futures interest trading systems or methods, or its goodwill to, any individual or entity; if, at any time, the Trading Advisor violates any trading policy or administrative policy, except with the prior express written consent of the Trading Manager; or if the Trading Advisor fails in a material manner to perform any of its obligations under the advisory agreement. Additionally, generally, the Trading Advisor may terminate the advisory agreement upon written notice (30 days is the typical notice period in the advisory agreements) upon the occurrence of the following events: the Trading Manager imposes additional trading limitation(s) in the form of one or more trading policies or administrative policies that the Trading Advisor does not consent to and such consent not to be unreasonably withheld; the Trading Manager objects to the Trading Advisor implementing a proposed material change to the trading program and the Trading Advisor certifies to the Trading Manager in writing that it believes such change is in the best interests of the Trading Company; the Trading Manager or the Trading Company materially breaches the advisory agreement and does not correct the breach within ten days of receipt of a written notice of such breach from the Trading Advisor; the assets of the Trading Company fall below a specified amount (after adding back trading losses) at any time; the Trading Company becomes bankrupt or insolvent, or the registration of the Trading Manager with the CFTC as a commodity pool operator or its membership in the NFA is revoked, suspended, terminated or not renewed, or limited or qualified in any respect.

Each advisory agreement generally provides that the Trading Advisor will not be liable to the Trading Company, Demeter or their respective partners, directors, officers, principals, managers, members, shareholders, employees, controlling persons or successors and assigns except that the Trading Advisory will be liable for (i) acts or omissions that constitute a breach of the relevant advisory agreement or of any representation, warranty or covenant made therein; and (ii) acts or omissions which constitute misconduct or negligence or are a result of the Trading Advisor not acting in good faith or in the best interests of the Trading Company. In certain instances, the Trading Advisors will not be liable except in the case of a material breach of the advisory agreement or willful misconduct.

Each Trading Company has generally undertaken to defend and hold harmless each Trading Advisor and its controlling persons, their affiliates and their respective directors, officers, principals, managers, members, shareholders, employees, and controlling persons, from and against any and all losses, claims, damages, liabilities (joint and several), costs, and expenses resulting from a demand, claim, lawsuit, action, or proceeding relating to the relevant advisory agreement and the transactions thereunder, except to the extent that a Trading Advisor’s action or inaction constituted negligence, misconduct or a breach of the agreement. In certain instances, the Trading Company may be required to indemnify the Trading Advisor for losses except to the extent a Trading Advisor’s action or inaction constituted negligence, willful misconduct or a material breach of the agreement.

Each Trading Company has also generally undertaken to defend and hold harmless each Trading Advisor and its controlling persons, their affiliates and their respective directors, officers, principals, managers, members, shareholders, employees, and controlling persons, from and against any and all losses, claims, damages, liabilities (joint and several), costs, and expenses incurred in respect of the offer or sale of Units unless such loss, claim, damage, liability, cost or expense arises out of, or is based upon, (i) a breach by the Trading Advisor of any applicable laws or regulations or any representation, warranty or agreement in the advisory agreement, or (ii) any materially untrue statement or omission relating to the Trading Advisor, or any of its principals or their operations, trading systems, methods or performance and furnished by the Trading Advisor.

THE COMMODITY BROKERS and F/X COUNTERPARTIES

General

The primary commodity broker for each Trading Company is MS & Co., except Morgan Stanley Managed Futures Kaiser I, LLC which uses Newedge as its primary commodity broker. MSIP will act as each Trading Company’s commodity broker to the extent it trades on the London Metal Exchange (except that Morgan Stanley Managed Futures Kaiser I, LLC which will use Newedge) (collectively, MS & Co., MSIP and Newedge are referred to herein as the “Commodity Brokers”). The Commodity Brokers, except for Newedge, are wholly-owned subsidiaries of Morgan Stanley. Each Trading Company pays the Commodity Brokers brokerage commissions and transaction costs as such expenses are incurred (covering both the taking and liquidation of a position). The Trading Manager may engage Newedge (or other commodity brokers) in the future to serve as the primary commodity broker, over-the counter foreign exchange spot, options and/or forward contract counterparty for one or more of the other Trading Companies. MS & Co. and Newedge are each registered as a futures commission merchant with the National Futures Association (“NFA”), are members of the NFA and are members of most major U.S. and foreign commodity exchanges. MS & Co. and Newedge are registered with the Securities & Exchange Commission (the “SEC”) as broker-dealers and are members of the Financial Industry Regulatory Authority (“FINRA”). MSIP is regulated by the United Kingdom Financial Services Authority, as a member firm, and is a member of the London Metal Exchange and other securities and commodities exchanges worldwide.

Each Trading Company’s brokerage arrangements with the Commodity Brokers are discussed above in “The Trading Companies — Custody of Trading Company Assets.”

The Trading Manager undertakes to review at least annually the fee arrangements of the Partnership and each Trading Company to ensure that such fee arrangements are fair, reasonable, and competitive. With respect to brokerage arrangements, the following factors are taken into consideration: (i) the size of the Trading Company; (ii) the Futures Interests trading activity; (iii) the services provided by the Commodity Brokers or any affiliate thereof to the Trading Company; (iv) the cost incurred by the Commodity Brokers or any affiliate thereof in organizing and operating the Partnership and offering Units; (v) the overall costs to the Trading Company; (vi) any excess interest and compensating balance benefits to the Commodity Brokers from assets held thereby; and (vii) the risks incurred by and the obligations of the Trading Manager as an affiliate of the Commodity Brokers.

Each Trading Company’s over-the-counter foreign exchange spot, options and forward contract counterparties will be MS & Co. or MSCG to the extent a Trading Company trades options on over-the-counter foreign currency forward contracts (except that Newedge will serve in such capacity with respect to Morgan Stanley Managed Futures Kaiser I, LLC) (collectively, MS & Co., MSCG and Newedge are known as the “FX Counterparties” in this capacity). The FX Counterparties earn a bid/ask spread or markup on all over-the-counter foreign currency forward trades and options on such trades. Such bid/ask spread or markup is built in to the price of all over-the-counter foreign currency forward trades and options.

CONFLICTS OF INTEREST

While the General Partner, each Commodity Broker and their respective affiliates will seek to avoid conflicts of interest to the extent feasible and resolve all conflicts that may arise equitably and in a manner consistent with their responsibilities to the Partnership and the Trading Companies, no specific policies regarding conflicts of interest have been adopted by the General Partner, the Partnership or the Trading Companies. Limited Partners are dependent on the good faith of, and legal and fiduciary obligations imposed on, the parties involved with such conflicts to resolve them equitably. The following are actual and potential conflicts of interest that do and may continue to exist with respect to Demeter, the Partnership, the Trading Companies and the Commodity Brokers.

The brokerage arrangements with affiliates of the Trading Manager were not negotiated at arm’s-length or reviewed by any independent party for fairness.

The Trading Manager and each Commodity Broker (except for Newedge) are wholly-owned subsidiaries of Morgan Stanley. The Commodity Brokers receive brokerage commissions for futures, forwards, and options transactions effected for the Trading Companies. MSIP serves as the Commodity Broker for each of the Trading Company’s trades on the London Metal Exchange (except for Morgan Stanley Managed Futures Kaiser I, LLC); however, MSIP’s fees are paid by MS & Co. and not by the Trading Company.

Because the Trading Manager is an affiliate of each Commodity Broker (except for Newedge), the brokerage commissions charged to the Trading Companies have not been negotiated at arm’s-length. Moreover, the Trading Manager has a conflict of interest in managing the Trading Companies for the benefit of the Partnership and obtaining favorable brokerage fees for the Commodity Brokers. In addition, the brokerage commissions generated by the Trading Companies may be used by the Commodity Brokers and their affiliates as a factor in determining the salaries and bonuses of the Commodity Brokers’ employees who are also officers and directors of the Trading Manager. Customers of MS & Co. may pay commissions at negotiated rates that are less than the rate paid by the Trading Companies.

The Trading Manager has a disincentive to replace the Commodity Brokers.

The Trading Manager has a disincentive to replace the Commodity Brokers because they are affiliates (except for Newedge) and receive compensation for serving as each Trading Company’s Commodity Broker. In addition to receiving brokerage commissions, MS &Co. and MSCG, as the FX Counterparties on each Trading Company’s over-the-counter foreign exchange contracts, will attempt to earn a mark-up, spread, or other profit on each such contract.

While the Trading Companies have the right to seek lower commission rates from other Commodity Brokers at any time, the Trading Manager believes that the customer agreements and other arrangements between each Trading Company and the Commodity Brokers are fair, reasonable, and competitive.

The terms of this offering were not subject to independent due diligence.

The Commodity Brokers (except for Newedge), the General Partner, the Partnership and the Trading Companies are represented by a single counsel. Therefore, the terms of this offering relating to those parties were not negotiated at arm’s-length. In addition, no independent due diligence has been conducted with respect to this offering.

Employees of the Placement Agent are compensated based upon Limited Partners’ investment and redemption decisions.

A substantial portion of the ongoing Placement Agent fee paid to MS & Co. is paid to its employees for providing continuing assistance to Limited Partners. Therefore, because such employees are directly compensated based on an investor’s decision to purchase and retain Units, they have a conflict of interest when making recommendations that an investor purchase or redeem Units.

The selection of Trading Advisors may benefit the Commodity Broker.

The Trading Manager is responsible for selecting and replacing, if necessary, each Trading Advisor. However, because the Trading Companies pay brokerage commissions on a round-turn basis, the Trading Manager has an incentive to select Trading Advisors who engage in a high volume of trades, increasing the total compensation of its affiliated Commodity Brokers.

Affiliates of the General Partner, the Trading Manager, the Trading Advisors and the Commodity Brokers may trade for their own accounts in competition with the Trading Companies.

Officers, directors, and employees of the General Partner, Trading Manager, Trading Advisors and the Commodity Brokers, and their respective affiliates, principals, officers, directors, and employees, may trade futures, forwards, and options for their own proprietary accounts. These proprietary trading records will not be available to the Limited Partners. As a result, Limited Partners will not be able to compare the performance of these employees trading results to the performance of the Trading Companies.

The Commodity Brokers are large futures commission merchants, handling substantial customer business in physical commodities and Futures Interests. It is possible that the Commodity Brokers will effect transactions for the Trading Companies in which the other parties to such transactions are employees or affiliates of the General Partner, a Trading Advisor or the Commodity Brokers. Such persons might also compete with the Trading Companies in bidding on purchases or sales of Futures Interests without knowing that such Trading Companies are also bidding. It is possible that transactions for such other persons might be effected when similar trades for the Trading Companies are not executed or are executed at less favorable prices.

The Trading Advisors manage other accounts that will compete with the Trading Companies.

Each Trading Advisor manages other accounts trading futures, forwards, and options, in addition to the applicable Trading Company’s account. Each Trading Advisor must aggregate futures and options positions in other accounts managed by it with futures and options positions in each Trading Company’s account for speculative position limit purposes. This may require a Trading Advisor to liquidate or modify positions for all of its accounts, which could adversely affect a Trading Company’s performance.

Each Trading Advisor may manage accounts that pay fees higher than the fees paid by each Trading Company. A Trading Advisor will have a conflict of interest in rendering advice to a Trading Company because the compensation it receives for managing another account exceeds the compensation it receives for managing the Trading Company’s account.

If a Trading Advisor makes trading decisions for other accounts and the account of a Trading Company at or about the same time, the Trading Company may be competing with those other accounts for the same or similar positions. The Trading Advisors’ records for these other accounts will not be made available to Limited Partners. As a result, Limited Partners will not be able to compare the performance of these accounts to the performance of the relevant Trading Company.

The lack of distributions increases the fees paid to affiliates of the General Partner.

The General Partner is responsible for determining whether and when to distribute trading profits earned by the Partnership through their investments in the Trading Companies. Since the General Partner currently does not intend to distribute trading profits, affiliates of the General Partner will receive increased fees, because certain fees are based upon the Net Asset Value of the Partnership, and the Net Asset Value will increase by retaining each Trading Company’s trading profits.

Customer Agreements with the Commodity Brokers permit actions that could result in losses or lost profit opportunity.

Under each customer agreement, all futures, forwards, options, and credits carried for the Trading Companies, are held as security for its obligations to the respective Commodity Broker; the margins necessary to initiate or maintain open positions will be established by the Commodity Brokers from time to time; and the Commodity Brokers may close out positions, purchase futures, forwards and options, or cancel orders at any time they deem necessary for their protection, without the consent of the Trading Companies. For example, a Commodity Broker may determine to take any of these actions if prices in the futures markets are moving rapidly against a Trading Company’s position and the Commodity Broker is concerned that potential losses could exceed such Trading Company’s assets such that the Commodity Broker would be left to incur the loss. While not a likely occurrence, it is possible for the Trading Advisors to believe that market conditions will change and that existing positions or trades they wish to make would be profitable, such that the actions of the Commodity Broker preclude a Trading Company from engaging in profitable transactions or avoiding losses.

Other Commodity Pools.

The General Partner currently serves as the general partner and/or trading manager for approximately 22 other commodity pools. The General Partner and its affiliates may in the future establish and/or be the general partner, trading manager or commodity broker, for additional commodity pools, and any such pool may be said to be in competition with the Trading Companies in that any one or more of such pools might compete with a Trading Company for the execution of trades. The General Partner and its affiliates may, from time to time, have conflicting demands in respect of their obligations to the Partnership and the Trading Companies, and such other commodity pools and accounts. Certain pools may generate larger brokerage commissions, resulting in increased payments to employees. The performance records of the commodity pools for which Demeter or its affiliates are the general partner or trading manager will be made available by the General Partner to prospective investors upon request.

COMPETITION

The Partnership operates in a competitive environment in which it faces several forms of competition, including, without limitation:

•	The Partnership competes with other commodity pools and other investment vehicles for investors.

•	The Trading Advisors may compete with other traders in the markets in establishing or liquidating positions on behalf of the Partnership.

(b) Financial Information about Segments.

The Partnership’s business consists of only one segment, which is the speculative trading of Futures Interest as discussed in Item 1(a). The Partnership does not engage in the sale of goods or services.

(c) Narrative Description of Business.

See Item 1(a) above for a complete description of the Partnership’s business. The information requested in Section 101(c)(i) through (xii) of Regulation S-K are not applicable to the Partnership. Additionally, the Partnership does not have any employees. The director and officers of the General Partner are listed in “Item 5. Directors and Executive Officers” below.

(d) Financial Information about Geographic Areas

Not Applicable.

Item 1A.	Risk Factors.

This section includes the material known risks that investors will face as Limited Partners in the Partnership. All trading activities take place at the Trading Company level, but since the Partnership invests substantially all of its assets in the Trading Companies, each of the risks applicable to the Trading Companies flow through to the investors in the Partnership.

THE UNITS ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. THEY ARE SUITABLE ONLY FOR PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

Risks Relating to the Partnership and the Offering of Units

Limited Operating History. The Partnership and each of the Trading Companies have a limited operating history. The past performance of the Partnership may not be indicative of the future performance of the Partnership.

You Should Not Rely on Past Performance of the General Partner or the Trading Advisors In Deciding To Purchase Units. The past investment performance of other entities managed by the General Partner and the Trading Advisors is not necessarily indicative of the Partnership’s or a Trading Company’s future results. No assurance can be given that the General Partner will succeed in meeting the investment objectives of the Partnership. You may lose all or substantially all of your investment in the Partnership.

The General Partner believes that past performance of the Trading Advisors may be of interest to prospective investors, but encourages you to look at such information as an example of the respective objectives of the Trading Manager and each Trading Advisor rather than as any indication that the Partnership’s objectives will, in fact, be achieved.

The Trading Companies and Partnership Incur Substantial Charges. Each Trading Company must pay substantial charges, and must generate profits and interest income which exceed its fixed costs in order to avoid depletion of its assets. Each Trading Company is required to pay brokerage commissions and monthly management fees to the Trading Advisors regardless of its performance. In addition, each Trading Company pays its Trading Advisor an incentive fee of 20% of New Trading Profits. Each Trading Company pays a fee equal to 1/12 of 0.35% of the beginning of the month Net Assets to cover its administrative, operating, offering and organizational expenses. As a Limited Partner in the Partnership, you will be indirectly responsible for the expenses paid by the Trading Companies in which such Partnership invests.

The Partnership pays the General Partner’s Fee, and pays the Placement Agent’s ongoing compensation. In addition, the Partnership pays a fee equal to 1/12 of 0.40% of the beginning of the month Net Asset Value to cover its administrative, operating, offering and organizational expenses.

Incentive Fees may be Paid by a Trading Company Even Though the Trading Company Sustains Trading Losses. Each Trading Company pays its Trading Advisor an incentive fee based upon the New Trading Profits it generates for each account in the Trading Company. These New Trading Profits include unrealized appreciation on open positions. Accordingly, it is possible that a Trading Company will pay an incentive fee on New Trading Profits that do not become realized. Also, each Trading Advisor will retain all incentive fees paid to it, even if it incurs a subsequent loss after payment of an incentive fee. Due to the fact that incentive fees are paid quarterly, it is possible that an incentive fee may be paid to a Trading Advisor during a year in which the assets allocated to the Trading Advisor suffer a loss for the year. Because each Trading Advisor receives an incentive fee based on the New Trading Profits earned by the Trading Advisor, the Trading Advisors may have an incentive to make investments that are riskier than would be the case in the absence of such an incentive fee being paid to the Trading Advisors based on New Trading Profits. In addition, as incentive fees are calculated on a Trading-Company-by-Trading-Company basis, it is possible that one or more Trading Advisors could receive incentive fees during periods when the Partnership has a negative return as a whole.

Restricted Investment Liquidity in the Units. There is no secondary market for the Units, and you may not redeem your Units other than as of the last day of each month. Your right to receive payment for a redemption of some or all of your Units is dependent upon (a) the Partnership having sufficient assets to pay its liabilities on the Redemption Date, and (b) the General Partner’s receipt of your Request for Redemption in the form provided by the General Partner no later than 3:00 p.m., New York City time, on the last Business Day of the month. The General Partner will not permit a transfer, sale, pledge or assignment of Units unless it is satisfied that the transfer, sale, pledge or assignment would not be in violation of Delaware law or applicable federal, state, or foreign securities laws and notwithstanding any transfer, sale, pledge or assignment, the Partnership will continue to be classified as a partnership rather than as an association taxable as a corporation under the Internal Revenue Code of 1986, as amended (the “Code”). No transfer, sale, pledge or assignment of Units will be effective or recognized by the Partnership if the transfer, sale, pledge or assignment would result in the termination of the Partnership for federal income tax purposes. Any attempt to transfer, sell, pledge or assign Units in violation of the Partnership Agreement will be ineffective.

General Partner redemptions. The General Partner has a right to redeem all or part of its investment in the Partnership at any time without notice to the Limited Partners. For any such redemption, the General Partner will redeem its Units at the end of the month in the same manner as any Limited Partner would follow to redeem Units.

The Partnership’s Structure Has Conflicts of Interest.

•

The General Partner, MS & Co., MSCG and MSIP are affiliates. As a result, the fees and other compensation received by these parties and other terms relating to the operation of the Partnership and the sale of Units have not been negotiated independently.

•

“Bid-ask” spreads are incorporated in the price of all over-the-counter foreign exchange trades executed by the Trading Companies, and MS & Co. and MSCG will benefit from such spreads as it is anticipated that the Trading Advisors will execute a substantial portion of over-the-counter foreign exchange trades with MS & Co. and MSCG.

•

Employees of the Placement Agent receive a portion of the ongoing placement agent fee paid by the Partnership. Therefore, these employees have a conflict of interest in making recommendations regarding the purchase or redemption of Units.

•

The Trading Advisors, MS & Co., MSCG, MSIP and the General Partner and their affiliates may trade futures, forwards and options for their own accounts, and thereby compete with the Trading Companies for positions. Also, the other commodity pools managed by the General Partner and the Trading Advisors also compete with the Trading Companies for futures, forwards, options positions. These conflicts can result in less favorable prices on the Partnership’s transactions.

An Investment in Units may not Diversify an Overall Portfolio. Because futures, forwards and options have historically performed independently of traditional investments in equities and bonds, the General Partner believes that managed futures funds like the Partnership can diversify a traditional portfolio of equities and bonds. However, the General Partner cannot assure you that the Partnership will perform with a significant degree of non- or low-correlation to Limited Partners’ other investments in the future. You may lose your entire investment in the Partnership.

The Partnership and the Trading Companies are not Registered Investment Companies. The Partnership and Trading Companies are not required to register, and are not registered, as investment companies under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Accordingly, investors will not have the protections afforded by the Investment Company Act (which, among other matters, requires investment companies to have a majority of disinterested directors and regulates the relationship between the advisor and the investment company).

THE UNITS ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. THEY ARE SUITABLE ONLY FOR PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

Risks Relating to Futures Interests Trading and the Futures Interests Markets

Futures Interests Trading is Speculative and Volatile. The rapid fluctuations in the market prices of futures, forwards, and options make an investment in the Partnership volatile. Volatility is caused by, among other things, changes in supply and demand relationships; weather; agricultural, trade, fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; and changes in interest rates. If a Trading Advisor incorrectly predicts the direction of prices in futures, forwards, and options, large losses may occur. The Partnership’s performance will be volatile (some more than others) on a monthly and an annual basis. The Partnership could lose all or substantially all of its assets. The multi-advisor feature of the Partnership, through the Trading Companies, may reduce the return volatility relative to the performance of single-advisor investment funds.

The Trading Companies’ Futures Interests Trading is Highly Leveraged. The Trading Advisors for the Partnership use substantial leverage. Trading futures, forwards, and options involves substantial leverage, which could result in immediate and substantial losses. Due to the low margin deposits normally required in trading futures, forwards, and options (typically between 2% and 15% of the value of the contract purchased or sold), an extremely high degree of leverage is typical of a futures interests trading account. As a result, a relatively small price movement in futures, forwards, and options may result in immediate and substantial losses to the investor. For example, if 10% of the face value of a contract is deposited as margin for that contract, a 10% decrease in the value of the contract would cause a total loss of the margin deposit. A decrease of more than 10% in the value of the contract would cause a loss greater than the amount of the margin deposit.

The leverage employed by each Trading Advisor in its trading can vary substantially from month to month. This leverage, expressed as the underlying value of each Trading Company’s positions compared to the average net assets of such Trading Company, is anticipated to range from two times the Trading Company’s net assets to ten times the Trading Company’s net assets. Under certain conditions, however, a Trading Company’s leverage could exceed (or be less than) such range.

Options Trading can be More Volatile than Futures Trading. A Trading Company may trade options on futures. Although successful options trading requires many of the same skills as successful futures trading, the risks are different. Successful options trading requires a trader to assess accurately near-term market volatility because that volatility is immediately reflected in the price of outstanding options. Correct assessment of market volatility can therefore be of much greater significance in trading options than it is in many long-term futures strategies where volatility does not have as great an effect on the price of a futures contract.

Market Illiquidity May Cause Less Favorable Trade Prices. Although the Trading Advisors for each Trading Company generally will purchase and sell actively traded contracts where last trade price information and quoted prices are readily available, the prices at which a sale or purchase occur may differ from the prices expected because there may be a delay between receiving a quote and executing a trade, particularly in circumstances where a market has limited trading volume and prices are often quoted for relatively limited quantities. In addition, most U.S. futures exchanges have established “daily price fluctuation limits” which preclude the execution of trades at prices outside of the limit, and, from time to time, the CFTC or the exchanges may suspend trading in market disruption circumstances. In these cases it is possible that a Trading Company could be required to maintain a losing position that it otherwise would execute and incur significant losses or be unable to establish a position and miss a profit opportunity.

Trading on Foreign Exchanges Presents Greater Risks to the Trading Companies than Trading on U.S. Exchanges. Each Trading Company trades on exchanges located outside the United States. Trading on U.S. exchanges is subject to CFTC regulation and oversight, including, for example, minimum capital requirements for commodity brokers, regulation of trading practices on the exchanges, prohibitions against trading ahead of customer orders, prohibitions against filling orders off exchanges, prescribed risk disclosure statements, testing and licensing of industry sales personnel and other industry professionals, and recordkeeping requirements. Trading on foreign exchanges is not regulated by the CFTC or any other U.S. governmental agency or instrumentality and may be subject to regulations that are different from those to which U.S. exchange trading is subject, provide less protection to investors than trading on U.S. exchanges, and may be less vigorously enforced than regulations in the U.S.

The percentage of each Trading Company’s positions which are traded on foreign exchanges can vary significantly from month to month. The average percentage of each Trading Company’s positions which are expected to be traded on foreign exchanges is anticipated to range from 30% to 65% of such Trading Company’s positions, but could be greater or less than such expected range during any time period.

Positions on foreign exchanges also are subject to the risk of, among other things, exchange controls, expropriation, excessive taxation or government disruptions.

A Trading Company may incur losses when determining the value of its foreign positions in U.S. dollars because of fluctuations in exchange rates.

The Unregulated Nature of the Over-The-Counter Markets Creates Counterparty Risks that do Not Exist in Futures Trading on Exchanges. Unlike futures contracts, over-the-counter “spot” and forward contracts are entered into between private parties off an exchange and are not regulated by the CFTC or by any other U.S. or foreign governmental agency. Due to the fact that such contracts are not traded on an exchange, the performance of those contracts is not guaranteed by an exchange or its clearinghouse and a Trading Company is at risk with respect to the ability of the counterparty to perform on the contract. Trading in the over-the-counter foreign exchange markets is not regulated; therefore, there are no specific standards or regulatory supervision of trade pricing and other trading activities that occur in those markets. The Trading Companies trade such contracts with MS & Co., MSCG and Newedge, and are at risk with respect to the creditworthiness and trading practices of each of MS & Co., MSCG and Newedge as the counterparty to the contracts.

The percentage of each Trading Company’s positions that are expected to constitute forward currency contracts can vary substantially from month to month.

The Trading Companies are Subject to Speculative Position Limits. The CFTC and U.S. futures exchanges have established speculative position limits (referred to as “position limits”) on the maximum position in certain Futures Interests contracts that may be held or controlled by any one person or group. Therefore, a Trading Advisor may have to reduce the size of its position in one or more futures contracts in order to avoid exceeding such position limits, which could adversely affect the profitability of a Trading Company.

The Trading Companies have Credit Risk to the Commodity Brokers. Each Trading Company has credit risk because the Commodity Brokers act as the futures commission merchants or the counterparties with respect to most of each Trading Company’s assets. As such, in the event that the Commodity Brokers are unable to perform, the Trading Company’s assets are at risk and, in such event, investors may only recover a pro rata share of their investment in the Partnership or nothing at all. Exchange-traded futures and futures-styled option contracts are marked to market on a daily basis, with variations in value credited or charged to each Trading Company’s account on a daily basis. The Commodity Brokers, as futures commission merchants for each Trading Company’s exchange-traded contracts, are required, pursuant to CFTC regulations, to segregate from their own assets, and for the sole benefit of their commodity customers, all funds held by them with respect to exchange-traded futures and futures-styled options contracts, including an amount equal to the net unrealized gain on all open futures and futures-styled options contracts. With respect to each Trading Company’s over-the-counter foreign exchange contracts with MS & Co., MSCG and Newedge, there are no daily settlements of variations in value, and there is no requirement to segregate funds held with respect to such contracts.

Risks Relating to the Trading Advisors

You should not rely on the past performance of the Trading Advisors in deciding to purchase Units. Since the future performance of a Trading Advisor is unpredictable, each Trading Advisor’s past performance is not necessarily indicative of future results.

Reliance on the Trading Advisors to Trade Successfully. Each Trading Advisor is responsible for making all futures, forwards, and options trading decisions on behalf of the applicable Trading Company. The General Partner has no control over the specific trades the Trading Advisors may make, leverage used, risks and/or concentrations assumed or whether the Trading Advisors will act in accordance with the disclosure documents or descriptive materials furnished by them to the General Partner. The General Partner can provide no assurance that the trading programs employed by the Trading Advisors will be successful.

Market Factors may Adversely Influence the Trading Programs. Often, the most unprofitable market conditions for the Trading Companies are those in which prices “whipsaw,” that is, such price moves quickly upward (or downward), then reverses, then moves upward (or downward) again, then reverses again. In such conditions, the Trading Advisors may establish positions based on incorrectly identifying both the brief upward or downward price movements as trends, whereas in fact no trends sufficient to generate profits develop.

Possible Consequences of Using Multiple Trading Advisors. Each Trading Advisor makes trading decisions independent of the other Trading Advisors for the Partnership. Thus, it is possible that the Partnership could hold opposite positions in the same or similar futures, forwards, and options, thereby offsetting any potential for profit from these positions.

Increasing Assets Managed by a Trading Advisor may Adversely Affect Performance. The rates of return achieved by a Trading Advisor often diminish as the assets under its management increases. This can occur for many reasons, including the inability of the Trading Advisor to execute larger position sizes at desired prices and because of the need to adjust the Trading Advisor’s trading program to avoid exceeding speculative position limits. These are limits established by the CFTC and the exchanges on the number of speculative futures and options contracts in a commodity that one trader may own or control. The Trading Advisors have not agreed to limit the amount of additional assets that they will manage.

You will not be Aware of Changes to Trading Programs. Because of the proprietary nature of each Trading Advisor’s trading programs, you generally will not be advised if adjustments are made to a Trading Advisor’s trading program in order to accommodate additional assets under management or for any other reason.

A Trading Advisor may Terminate its Advisory Agreement. Generally, the advisory agreements with the current Trading Advisors had an initial one-year term, which renew for additional one-year terms annually, unless terminated by the Trading Manager or the Trading Advisor. In the event an advisory agreement is not renewed, the Trading Manager may not be able to enter into arrangements with that Trading Advisor or another trading advisor on terms substantially similar to the advisory agreements described in this Registration Statement.

Disadvantages of Replacing or Switching Trading Advisors. A Trading Advisor generally is required to recoup previous trading losses before it can earn performance based compensation. However, the Trading Manager may elect to replace a Trading Advisor that has a “loss carry-forward.” In that case, the Trading Company would lose the “free ride” of any potential recoupement of the prior loses. In addition, the new Trading Advisor would earn performance-based compensation on the first dollars of investment profits. The effect of the replacement of or the reallocation of assets away from Trading Advisors therefore could be significant.

Taxation Risks

Your Tax Liability Could Exceed Distributions. If the Partnership has profit for a taxable year, the profit will be includible in your taxable income, whether or not cash or other property is actually distributed to you by the Partnership. The General Partner presently does not intend to make any distributions from the Partnership. Accordingly, it is anticipated that federal income taxes on your allocable share of the Partnership’s profits will exceed the amount of distributions to you, if any, for a taxable year.

The Partnership’s Tax Returns Could be Audited. The Internal Revenue Service could audit the Partnership’s federal income tax returns. If an audit results in an adjustment to the Partnership’s tax return, Limited Partners in the Partnership could be required to file amended returns and pay additional tax.

You Will Recognize Short-Term Capital Gain. Profits on futures contracts traded in regulated U.S. and some foreign exchanges, foreign currency contracts traded in the interbank market, and U.S. and some foreign exchange-traded options on commodities are generally taxed as short-term capital gain to the extent of 40% of gains with respect to section 1256 contracts and at least 50% of the gain arising from a mixed straddle account and are currently taxed at a maximum marginal tax rate of 35%.

The IRS Could Challenge Allocations of Recognized Gains to Limited Partners who Redeem. The Partnership Agreement provides that recognized gains may be specially allocated for tax purposes to redeeming Limited Partners. If the IRS were to successfully challenge such allocations, each remaining Limited Partner’s share of recognized gains would be increased.

Item 2.	Financial Information.

(a) Selected Financial Data.

The Partnership commenced trading operations on August 1, 2007. The Selected Financial Data below should be read in conjunction with the Partnership’s audited financial statements found elsewhere in this Registration Statement.

Selected Financial Data (in dollars)

	For the period from August 1, 2007 (commencement of operations) to December 31, 2007	For the period from January 1, 2008 to June 30, 2008
	$	$
Total Trading Results	206,196	1,670,704
Net Income	100,977	1,425,132
Net Income per Unit by share class
A	6.77	85.06
B	8.87	87.94
C	10.97	90.83
Z	15.18	96.68
Total Assets	11,616,739	19,694,013
Total Partners’ Capital	11,364,521	19,102,679
Net Asset Value per Unit by share class
A	1,006.77	1,091.83
B	1,008.87	1,096.81
C	1,010.97	1,101.80
Z	1,015.18	1,111.86

(b) Management’s Discussion and Analysis of Financial Condition and Results of Operations.

(1) Liquidity.

MS & Co. and its affiliates (Newedge with respect to Morgan Stanley Managed Futures Kaiser I, LLC) act as custodians of each Trading Company’s assets pursuant to customer agreements and foreign exchange customer agreement. The Partnership allocates substantially all of its assets to multiple Trading Companies. Such assets are deposited in the Trading Companies’ trading accounts with MS & Co. or its affiliates (Newedge with respect to Morgan Stanley Managed Futures Kaiser I, LLC). The funds in such accounts are available for margin and are used to engage in Futures Interests trading pursuant to instructions provided by the Trading Advisors. The assets are held in either non- interest bearing bank accounts or in securities and instruments permitted by the CFTC for investment of customer segregated or secured funds. Since the Partnership’s sole purpose is to trade Futures Interests indirectly through its investments in the Trading Companies, it is expected that the Trading Companies will continue to own such liquid assets for margin purposes. The Trading Companies investment in Futures Interests may, from time to time, be illiquid. Most U.S. futures exchanges limit fluctuations in prices during a single day by regulations referred to as daily price fluctuations limits or daily limits. Trades may not be executed at prices beyond the daily limit. If the price for a particular futures or options contract has increased or decreased by an amount equal to the daily limit, positions in that futures or options contract can neither be taken nor liquidated unless traders are willing to affect trades at or within the limit. Futures prices have occasionally moved the daily limit for several consecutive days with little or no trading.

These market conditions could prevent the Trading Companies from promptly liquidating its futures or options contracts and result in restrictions on redemptions. There is no limitation on daily price moves in trading forward contracts on foreign currencies. The markets for some world currencies have low trading volume and are illiquid, which may prevent the Trading Companies from trading in potentially profitable markets or prevent the Trading Companies from promptly liquidating unfavorable positions in such markets, subjecting it to substantial losses. Either of these market conditions could result in restrictions on redemptions. As of December 31, 2007, illiquidity has not materially affected the Partnership’s assets. There are no known material trends, demands, commitments, events, or uncertainties at the present time that are reasonably likely to result in the Partnership’s liquidity increasing or decreasing in any material way.

(2) Capital Resources.

The Partnership does not have, nor does it expect to have, any capital assets. Redemptions, exchanges, and sales of Units in the future will affect the amount of funds available for investments in Futures Interests in subsequent periods. It is not possible to estimate the amount, and therefore the impact, of future inflows and outflows of Units. There are no known material trends, favorable or unfavorable, that would affect, nor any expected material changes to, the Partnership’s capital resource arrangements at the present time.

(3) Results of Operations

For the Three and Six Months Ended June 30, 2008

The Partnership recorded total trading results of $1,127,488 and expenses totaling $137,061, resulting in net income of $990,427 for the three months ended June 30, 2008. The Partnership’s net asset value per Unit by share class is provided in the table below.

Share Class	NAV at 6/30/08	NAV at 3/31/08
A	$1,091.83	$1,036.75
B	$1,096.81	$1,040.20
C	$1,101.80	$1,043.65
Z	$1,111.86	$1,050.60

Total subscriptions and redemptions for the three months ended June 30, 2008 were $2,748,126 and $607,305, respectively, and the Partnership’s ending capital was $19,102,679 at June 30, 2008.

The most significant trading gains of approximately 4.9% were experienced in the energy markets throughout the quarter from long futures positions in crude oil and its related products as prices moved higher due to supply threats in Nigeria and Iraq, growing Asian fuel consumption, and concerns of a U.S. supply shortage. Elsewhere, long positions in natural gas futures resulted in gains as prices rose after U.S. inventories declined to the lowest level since 2005. Furthermore, futures prices of crude oil, its related products, and natural gas were also pressured higher due to continued weakness in the U.S. dollar. Additional gains of approximately 1.4% were recorded in the agricultural markets primarily during June from long futures positions in the soybean complex as prices increased after a government report showed a rise in demand for U.S. supplies following labor disputes that slowed exports from Argentina and Brazil. Meanwhile, long positions in cocoa futures recorded gains as prices rose to the highest level since 1986 on fears that dry weather may damage crops in the Ivory Coast, the world’s largest cocoa producer. Elsewhere, long positions in corn futures resulted in gains as prices moved higher on consistently strong demand for alternative fuels and supply concerns after severe floods in the U.S. Midwest damaged crops. Within the global stock index sector, gains of approximately 0.7% were recorded during June from short positions in European and U.S. equity index futures as prices declined sharply on concerns that record commodity prices and additional subprime-related writedowns may erode corporate earnings and continue to slow global economic growth. In addition, prices of European and U.S. stock index futures were pressured lower after government reports revealed weaker-than-expected U.S. employment data, an unexpected drop in Germany’s consumer confidence, and a continued housing slump in the United Kingdom. Lastly, gains of approximately 0.7% were recorded in the currency sector throughout the quarter from long positions in the Australian dollar, Mexican peso, and Brazilian real versus the U.S. dollar as the value of the U.S. dollar moved lower against these currencies after U.S. industry reports showed the largest jump in unemployment in twenty years, consumer confidence at a 15-year low, and housing prices in 20 U.S. metropolitan areas at their lowest levels since records began in 2001.

The Partnership recorded total trading results of $1,670,704 and expenses totaling $245,572, resulting in net income of $1,425,132 for the six months ended June 30, 2008. The Partnership’s net asset value per Unit by share class is provided in the table below.

Share Class	NAV at 6/30/08	NAV at 12/31/07
A	$1,091.83	$1,006.77
B	$1,096.81	$1,008.87
C	$1,101.80	$1,010.97
Z	$1,111.86	$1,015.18

Total subscriptions and redemptions for the six months ended June 30, 2008 were $7,207,905 and $894,879, respectively, and the Partnership’s ending capital was $19,102,679 at June 30, 2008.

The most significant trading gains of approximately 5.9% were recorded in the energy sector from long futures positions in crude oil and its related products as prices moved higher throughout a majority of the first half of the year amid increasing global supply concerns and strong demand in Asia. Elsewhere, long positions in natural gas futures resulted in gains during the second quarter as prices rose after U.S. inventories declined to the lowest level since 2005. Furthermore, futures prices of crude oil, its related products, and natural gas were also pressured higher due to continued weakness in the U.S. dollar. Additional gains of approximately 3.3% were experienced in the agricultural sector primarily during January, February, and June from long positions in cocoa futures as prices moved higher amid supply disruptions in the Ivory Coast, the world’s largest producer. Meanwhile, long positions in corn futures resulted in gains as prices moved higher during January, February, and June on supply concerns and rising demand for alternative fuels made from crops. Elsewhere, gains were recorded from long futures positions in the soybean complex primarily during January, February, and June as prices increased after a government report showed a rise in demand for U.S. supplies following labor disputes that slowed exports from Argentina and Brazil. Gains of approximately 2.5% were also recorded in the currency sector throughout a majority of the first half of the year from short positions in the Japanese yen versus the euro, Australian dollar, and Swiss franc as the value of the Japanese yen decreased relative to these currencies after the Bank of Japan downgraded its assessment of the Japanese economy in June and decided to leave interest rates steady at 0.5%. Elsewhere, gains were experienced, primarily during February, March, May, and June, from long positions in the Mexican peso, Brazilian real, and Australian dollar versus the U.S. dollar as the value of the U.S. dollar moved lower relative to these currencies amid consistently weak economic data out of the U.S., which fueled persistent concerns of a possible economic recession. Within the global stock index sector, gains of approximately 0.9% were recorded, primarily during February, March, and June, from short positions in European, Pacific Rim, and U.S. equity index futures as prices decreased on concerns that a persistent U.S. housing slump, mounting losses linked to U.S. sub-prime mortgage investments, rising commodity prices, and a weakening job market may restrain consumer spending, erode corporate earnings, and curb global economic growth. Smaller gains of approximately 0.4% were experienced within the metals markets, primarily during January, February, and June, from short positions in nickel, zinc, and tin futures as prices declined amid speculation that a continual slowdown in global economic growth may erode future demand for base metals. Lastly, gains of approximately 0.3% were recorded within the global interest rate sector, primarily during February, from long positions in European fixed income futures as prices moved higher in a “flight-to-quality” following a sharp decline in the global equity markets and the aforementioned concerns regarding the global economy. During May and June, newly established short positions in European fixed-income futures resulted in further gains as prices declined after government reports revealed accelerating inflation in the Euro-Zone.

For the period ended December 31, 2007

The Partnership recorded total trading results of $206,196 and expenses totaling $105,219, resulting in net income of $100,977 for the period from August 1, 2007 (commencement of operations) to December 31, 2007. The Partnership’s net asset value per Unit by share class is provided in the table below.

Share Class	NAV at 8/1/07	NAV at 12/31/07
A	$1,000.00	$1,006.77
B	$1,000.00	$1,008.87
C	$1,000.00	$1,010.97
Z	$1,000.00	$1,015.18

Total subscriptions and redemptions for the period from August 1, 2007 (commencement of operations) to December 31, 2007 were $11,603,473 and $339,928, respectively, and the Partnership’s ending capital was $11,364,521 at December 31, 2007.

The most significant trading gains of approximately 2.9% were recorded in the energy markets, primarily during September, October, and December from long futures positions in crude oil and its related products as prices trended higher due to persistent concerns that instability in Iraq and tension regarding Iran’s nuclear program would negatively affect global supply. In addition, energy prices increased due to continued weakness in the value of the U.S. dollar as U.S. dollar-denominated assets became more attractive to investors. Within the agricultural markets, gains of approximately 1.9% were experienced primarily during September, November, and December, from long futures positions in the soybean complex and wheat as prices increased on speculative buying, news of persistent global demand, and worries that unfavorable weather conditions in key growing countries regions would damage crops. In addition, prices in the soybean complex moved higher on speculation that rising oil prices will result in increased demand for alternative biofuels. A portion of the Partnership’s gains for the year was offset by a loss of approximately 0.7% in the currency sector, primarily during August and November, from short positions in the U.S. dollar versus the Canadian dollar, euro, and Australian dollar as the value of the U.S. dollar reversed higher against most of its major rivals as continuing credit market losses and a decline in global equity markets promoted “safe haven” buying of U.S. Treasury government debt. In addition, the value of the Canadian dollar and Australian dollar, known collectively as “commodity currencies” were pushed lower due to concerns that a slowing global economy would reduce demand for commodities. Meanwhile, losses were also incurred from short positions in the Swiss franc versus the U.S. dollar primarily during August, November, and December as the value of the Swiss franc reversed higher against the U.S. dollar due to accelerating fears of inflation in Switzerland. Lastly, short positions in the Japanese yen versus the U.S. dollar and British pound recorded further losses as the value of the Japanese yen moved higher against most of its major rivals during August, November, and December due to investors unwinding “carry trade” positions and worries regarding possible inflation in Japan. Within the metals markets, losses of approximately 0.3% were recorded from long futures positions in copper, zinc, and nickel as prices reversed lower during August and November on concerns that demand for base metals may continue to slow. Smaller losses of approximately 0.3% were experienced in the global interest rate sector, primarily during September, October, and December from long positions in European and U.S. fixed-income futures as prices moved lower after the European Central Bank and U.S. Federal Reserve announced plans for a joint effort with three other Central Banks to boost liquidity in the global banking sector, which has been constricted by the U.S. housing slump and heavy losses related to sub-prime mortgage investments. Volatility at the short end of the yield curve also resulted in losses within U.S. interest rate futures. Lastly, within the global stock index sector, losses of approximately 0.1% were incurred, primarily during August, November, and December, from long positions in U.S., European, and Pacific Rim equity index futures as prices fell sharply due to concerns regarding the impact of the sub-prime loan crisis, the deepening U.S. housing slump, and worries regarding slowing global economic growth

(4) Off-Balance Sheet Arrangements

Not Applicable

(5) Tabular Disclosure of Contractual Obligations

Not Applicable

(c) Quantitative and Qualitative Disclosures About Market Risk.

All of the Partnership’s assets are subject to the risk of trading loss through its investments in the Trading Companies, each of which invests substantially all of its assets in the trading program of an unaffiliated Trading Advisor. The market sensitive instruments held by the Trading Companies are acquired for speculative trading purposes, and substantially all of the respective Trading Companies’ assets are subject to the risk of trading loss. Unlike an operating company, the risk of market sensitive instruments is integral, not incidental, to the Trading Companies’ main lines of business.

The futures, forwards, and options traded by the Trading Companies involve varying degrees of related market risk. Market risk is dependent upon changes in the level or volatility of interest rates, exchange rates, and prices of financial instruments and commodities. These factors result in frequent changes in the fair value of the Trading Companies’ open positions, and consequently in its earnings, whether realized or unrealized, and cash flow. Gains and losses on open positions of exchange-traded futures, exchange-traded forward, and exchange-traded futures-styled options contracts are settled daily through variation margin. Gains and losses on off-exchange-traded forward currency contracts and forward currency options contracts are settled upon termination of the contract. However, the Trading Companies are required to meet margin requirements equal to the net unrealized loss on open forward currency contracts in the Trading Companies’ accounts with the counterparty, which is accomplished by daily maintenance of the cash balance in a custody account held at MS&Co.

The total market risk of the respective Trading Companies may increase or decrease as it is influenced by a wide variety of factors, including, but not limited to, the diversification among the Trading Companies’ open positions, the volatility present within the markets, and the liquidity of the markets.

The face value of the market sector instruments held by the Trading Companies is typically many times the applicable margin requirements. Margin requirements generally range between 2% and 15% of contract face value. Additionally, the use of margin causes the face value of the market sector instruments held by the Trading Companies typically to be many times the total capitalization of the Trading Companies.

The Partnership’s and the Trading Companies’ past performances are no guarantee of their future results. Any attempt to numerically quantify the Trading Companies’ market risk is limited by the uncertainty of its speculative trading. The Trading Companies’ speculative trading and use of leverage may cause future losses and volatility (i.e., “risk of ruin”) that far exceed the Trading Companies’ experiences to date disclosed under the “Trading Companies’ Value at Risk in Different Market Sectors” section below and significantly exceed the Value at Risk (“VaR”) tables disclosed below.

Limited partners will not be liable for losses exceeding the current net asset value of their investment.

Quantifying the Trading Companies’ Trading Value at Risk

The following quantitative disclosures regarding the Trading Companies’ market risk exposures contain “forward-looking statements” within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 21E of the Securities Exchange Act of 1934). All quantitative disclosures in this section are deemed to be forward-looking statements for purposes of the safe harbor, except for statements of historical fact.

The Trading Companies account for open positions on the basis of mark to market accounting principles. Any loss in the market value of the Trading Companies’ open positions is directly reflected in the respective Trading Companies’ earnings and cash flow.

Value-at-Risk or “VaR” estimates the Trading Companies’ risk exposure in the market sectors traded by the Trading Advisors. VaR is a measure of the maximum amount which a Trading Company could reasonably be expected to lose in a given market sector and in the aggregate. However, the inherent uncertainty of the Trading Company’s speculative trading and the risk of extreme market events far exceeding expectations could result in actual losses far beyond the VaR indicated.

Demeter estimates VaR for a particular market sector by using a model based upon historical simulation (with a confidence level of 99%) which involves constructing a distribution of hypothetical daily changes in the value of a Trading Company’s portfolio. The VaR model takes into account linear exposures to risks including equity and commodity prices, interest rates, foreign exchange rates, and correlation among these variables. The hypothetical daily changes in the value of a Trading Company’s portfolio are based on daily percentage changes observed in key market indices or other market factors (“market risk factors”) to which the portfolio is sensitive. The 99%/one-day confidence level of the Trading Companies’ VaR corresponds to the reliability of the expectations that the Trading Company’s trading losses in one day will not exceed the maximum loss indicated by the VaR. The 99%/one-day confidence level is not an indication of probability of such losses, nor does VaR typically represent the worst-case outcome.

Demeter uses approximately four years of daily market data and re-values its portfolio for each of the historical market moves that occurred over this period. This enables the General Partner to generate a distribution of daily “simulated profit and loss” outcomes.

The Trading Companies’ VaR computations are based on the risk representation of the underlying benchmark for each instrument or contract and do not distinguish between exchange and non-exchange dealer-based instruments. They are also not based on exchange and/or dealer-based maintenance margin requirements.

VaR models, including the model used by Morgan Stanley and Demeter, are continually evolving as trading portfolios become more diverse and modeling techniques and systems capabilities improve. Please note that the VaR model is used to quantify market risk for historic reporting purposes only and is not utilized by either Demeter or the Trading Advisors in their daily risk management activities. Please further note that VaR as described above may not be comparable to similarly titled measures used by other entities.

The Trading Companies’ Value at Risk in Different Market Sectors

1. As of June 30, 2008, Morgan Stanley Managed Futures Chesapeake I, LLC’s total capitalization prior to June 30, 2008 redemptions was $40,311,749. The Partnership owned 11% of Morgan Stanley Managed Futures Chesapeake I, LLC.

Morgan Stanley Managed Futures Chesapeake I, LLC

Primary Market Risk Category	June 30, 2008 Value at Risk
Currency	(0.50)%
Interest Rate	(0.30)
Equity	(0.20)
Commodity	(1.93)
Aggregate Value at Risk	(2.09)%

2. As of June 30, 2008, Morgan Stanley Managed Futures DKR I, LLC’s total capitalization prior to June 30, 2008 redemptions was $4,846,228. The Partnership owned 100% of Morgan Stanley Managed Futures DKR I, LLC.

Morgan Stanley Managed Futures DKR I, LLC

Primary Market Risk Category	June 30, 2008 Value at Risk
Currency	(1.30)%
Interest Rate	(0.28)
Equity	(0.16)
Commodity	(0.97)
Aggregate Value at Risk	(1.70)%

3. As of June 30, 2008, Morgan Stanley Managed Futures Kaiser I, LLC’s total capitalization prior to June 30, 2008 redemptions was $39,755,035. The Partnership owned 15% of Morgan Stanley Managed Futures Kaiser I, LLC.

Morgan Stanley Managed Futures Kaiser I, LLC

Primary Market Risk Category	June 30, 2008 Value at Risk
Currency	(0.07)%
Interest Rate	(0.28)
Equity	(0.25)
Commodity	(0.38)
Aggregate Value at Risk	(0.46)%

4. As of June 30, 2008, Morgan Stanley Managed Futures Transtrend II, LLC’s total capitalization prior to June 30, 2008 redemptions was $39,629,211. The Partnership owned 14% of Morgan Stanley Managed Futures Transtrend II, LLC.

Morgan Stanley Managed Futures Transtrend II, LLC

Primary Market Risk Category	June 30, 2008 Value at Risk
Currency	(1.45)%
Interest Rate	(0.23)
Equity	(0.40)
Commodity	(1.15)
Aggregate Value at Risk	(1.67)%

The VaR for a market category represents the one-day downside risk for the aggregate exposures associated with this market category. The Aggregate Value at Risk listed above represents the VaR of the respective Trading Companies’ open positions across all the market categories, and is less than the sum of the VaRs for all such market categories due to the diversification benefit across asset classes.

Because the business of the Trading Companies is the speculative trading of futures, forwards, and options, the composition of its trading portfolio can change significantly over any given time period, or even within a single trading day. Such changes could positively or negatively materially impact market risk as measured by VaR.

The table below supplements the June 30, 2008, VaR set forth above by presenting the Trading Companies’ high, low, and average VaR, as a percentage of total Net Assets for the last two months of the quarter ended September 30, 2007, full quarter ended December 31, 2007, and for the period from January 1, 2008 through June 30, 2008.

Morgan Stanley Managed Futures Chesapeake I, LLC

Primary Market Risk Category	High	Low	Average
Currency	(0.65)%	(0.48)%	(0.56)%
Interest Rate	(0.53)	(0.30)	(0.43)
Equity	(0.76)	(0.20)	(0.38)
Commodity	(2.05)	(1.69)	(1.84)
Aggregate Value at Risk	(2.29)%	(2.09)%	(2.19)%

Morgan Stanley Managed Futures DKR I, LLC

Primary Market Risk Category	High	Low	Average
Currency	(1.30)%	(0.46)%	(0.91)%
Interest Rate	(0.51)	(0.28)	(0.37)
Equity	(0.16)	(0.08)	(0.10)
Commodity	(1.14)	(0.85)	(0.97)
Aggregate Value at Risk	(1.70)%	(1.24)%	(1.45)%

Morgan Stanley Managed Futures Kaiser I, LLC

Primary Market Risk Category	High	Low	Average
Currency	(0.22)%	—%	(0.07)%
Interest Rate	(0.31)	—	(0.15)
Equity	(0.56)	—	(0.26)
Commodity	(0.39)	—	(0.28)
Aggregate Value at Risk	(0.77)%	—%	(0.44)%

Morgan Stanley Managed Futures Transtrend II, LLC

Primary Market Risk Category	High	Low	Average
Currency	(2.96)%	(0.96)%	(1.66)%
Interest Rate	(1.05)	(0.23)	(0.60)
Equity	(0.56)	(0.17)	(0.37)
Commodity	(5.36)	(1.15)	(2.99)
Aggregate Value at Risk	(6.27)%	(1.67)%	(3.59)%

Limitations on Value at Risk as an Assessment of Market Risk

VaR models permit estimation of a portfolio’s aggregate market risk exposure, incorporating a range of varied market risks, reflect risk reduction due to portfolio diversification or hedging activities, and can cover a wide range of portfolio assets. However, VaR risk measures should be viewed in light of the methodology’s limitations, which include, but may not be limited to the following:

•	past changes in market risk factors will not always result in accurate predictions of the distributions and correlations of future market movements;

•	changes in portfolio value caused by market movements may differ from those of the VaR model;

•	VaR results reflect past market fluctuations applied to current trading positions while future risk depends on future positions;

•	VaR using a one-day time horizon does not fully capture the market risk of positions that cannot be liquidated or hedged within one day; and

•	the historical market risk factor data used for VaR estimation may provide only limited insight into losses that could be incurred under certain unusual market movements.

In addition, the VaR tables above, as well as the past performance of the Partnership and Trading Companies, give no indication of the Partnership’s potential “risk of ruin.”

The VaR tables provided present the results of the Trading Companies’ VaR for each of the Trading Companies’ market risk exposures and on an aggregate basis at June 30, 2008, the last two months of the quarter ended September 30, 2007, full quarter ended December 31, 2007, and for the period from January 1, 2008 through June 30, 2008. VaR is not necessarily representative of the Trading Companies’ historic risk, nor should it be used to predict the Partnership or the Trading Companies’ future financial performance or its ability to manage or monitor risk. There can be no assurance that the Trading Companies’ actual losses on a particular day will not exceed the VaR amounts indicated above or that such losses will not occur more than once in 100 trading days.

Non-Trading Risk

The Trading Companies have non-trading market risk on its foreign cash balances. These balances and any market risk they may represent are immaterial.

The Trading Companies also maintains a substantial portion of their available assets in cash at MS&Co.; as of June 30, 2008, such amount is equal to:

•	approximately 89% of Morgan Stanley Managed Futures Chesapeake I, LLC’s Net Assets.

•	approximately 91% of Morgan Stanley Managed Futures DKR I, LLC’s Net Assets.

•	approximately 97% of Morgan Stanley Managed Futures Kaiser I, LLC’s Net Assets.

•	approximately 90% of Morgan Stanley Managed Futures Transtrend II, LLC’s Net Assets.

A decline in short-term interest rates would result in a decline in the Trading Companies’ cash management income. This cash flow risk is not considered to be material.

Materiality, as used throughout this section, is based on an assessment of reasonably possible market movements and any associated potential losses, taking into account the leverage, optionality, and multiplier features of the Trading Companies’ market-sensitive instruments, in relation to the Trading Companies’ Net Assets.

Qualitative Disclosures Regarding Primary Trading Risk Exposures

The following were the primary trading risk exposures of the Partnership at June 30, 2008, by market sector. The Partnership is exposed to trading risk through its investments in the Trading Companies. It may be anticipated, however, that these market exposures will vary materially over time.

Currency. The largest market exposure of the Partnership at June 30, 2008, was to the currency sector. The Partnership’s currency exposure is to exchange rate fluctuations, primarily fluctuations which disrupt the historical pricing relationships between different currencies and currency pairs. Interest rate changes, as well as political and general economic conditions influence these fluctuations. The Partnership trades a large number of currencies, including cross-rates - i.e., positions between two currencies other than the U.S. dollar. At June 30, 2008, the Partnership’s major exposures were to the Australian dollar, Canadian dollar, Japanese yen, New Zealand dollar, Swiss franc, euro, Czech koruna, Hungarian forint, Swedish krona, British pound, Turkish lira, and Polish zloty currency crosses, as well as to outright U.S. dollar positions. Outright positions consist of the U.S. dollar vs. other currencies. These other currencies include major and minor currencies. Demeter does not anticipate that the risk associated with the Partnership’s currency trades will change significantly in the future.

Interest Rate. At June 30, 2008, the Partnership had market exposure to the global interest rate sector. Exposure was primarily spread across the European, U.S., Australian, Japanese, Canadian, and New Zealand interest rate sectors. Interest rate movements directly affect the price of the sovereign bond futures positions held by the Partnership and indirectly affect the value of its stock index and currency positions. Interest rate movements in one country, as well as relative interest rate movements between countries, materially impact the Partnership’s profitability. The Partnership’s interest rate exposure is generally to interest rate fluctuations in the U.S. and the other G-7 countries. The G-7 countries consist of France, the U.S., the United Kingdom, Germany, Japan, Italy, and Canada. However, the Partnership also takes futures positions in the government debt of smaller nations - e.g., Australia and New Zealand. Demeter anticipates that the G-7 countries’ and Australian interest rates will remain the primary interest rate exposure of the Partnership for the foreseeable future. The speculative futures positions held by the Partnership may range from short to long-term instruments. Consequently, changes in short, medium, or long-term interest rates may have an effect on the Partnership.

Equity. At June 30, 2008, the Partnership had market exposure to the global stock index sector, primarily to equity price risk in the G-7 countries. The stock index futures traded by the Partnership are by law limited to futures on broadly-based indices. At June 30, 2008, the Partnership’s primary market exposures were to the NIKKEI 225 (Japan), FTSE 100 (United Kingdom), SPI 200 (Australia), DAX (Germany), Canadian S&P 60 (Canada), S&P 500 E-MINI (U.S.), S&P MIB (Italy), CAC 40 (France), H-shares (Hong Kong), IBEX 35 (Spain), Euro Stox 50 (Europe), OMX 30 (Sweden), Dow Jones (U.S.), S&P Midcap 400 (U.S.), Hang Seng (Hong Kong), AEX (The Netherlands), Singapore Free (Singapore), and NASDAQ 100 (U.S.) stock indices. The Partnership is typically exposed to the risk of adverse price trends or static markets in the U.S., European, and Pacific Rim stock indices. Static markets would not cause major market changes, but would make it difficult for the Partnership to avoid trendless price movements, resulting in numerous small losses.

Commodity.

Soft Commodities and Agriculturals. The second largest market exposure of the Partnership at June 30, 2008, was to the markets that comprise these sectors. Most of the exposure was to the soybeans, corn, coffee, cocoa, soybean meal, live cattle, sugar, soybean oil, lean hogs, cotton, wheat, oats, orange juice, lumber, and feeder cattle markets. Supply and demand inequalities, severe weather disruptions, and market expectations affect price movements in these markets.

Energy. The third largest market exposure of the Partnership at June 30, 2008 was to the energy sector. The Partnership’s energy exposure was shared primarily by futures contracts in crude oil and its related products, as well as natural gas. Price movements in these markets result from geopolitical developments, particularly in the Middle East, as well as weather patterns, and other economic fundamentals. Significant profits and losses, which have been experienced in the past, are expected to continue to be experienced in the future. Natural gas has exhibited volatility in prices resulting from weather patterns and supply and demand factors and will likely continue in this choppy pattern.

Metals: At June 30, 2008, the Partnership had market exposure to the metals sector. The Partnership’s metals exposure was to fluctuations in the price of base metals, such as copper, aluminum, nickel, and zinc, as well as precious metals, such as gold, silver, and palladium. Economic forces, supply and demand inequalities, geopolitical factors, and market expectations influence price movements in these markets. The Trading Advisors utilize their trading system(s) to take positions when market opportunities develop, and Demeter anticipates that the Trading Advisors will continue to do so.

Qualitative Disclosures Regarding Non-Trading Risk Exposure

The following was the only non-trading risk exposure of the Partnership at June 30, 2008:

Foreign Currency Balances. The Partnership’s primary foreign currency balances at June 30, 2008, were in euros, Canadian dollars, Hong Kong dollars, British pounds, Japanese yen, Norwegian kroner, Australian dollars, Hungarian forint, South African rand, Swiss francs, New Zealand dollars, Swedish kronor, Czech koruny, Slovakian koruny, Turkish lira, and Singapore dollars. The Partnership controls the non-trading risk of foreign currency balances by regularly converting them back into the U.S. dollars upon liquidation of their respective positions.

Item 3.	Properties.

The Partnership does not own or lease any properties. The General Partner operates out of facilities operated by its parent, Morgan Stanley. The address is 522 Fifth Avenue, 13th Floor, New York, New York 10036.

Item 4.	Security Ownership of Certain Beneficial Owners and Management.

(a) Security ownership of certain beneficial owners.

As of June 30, 2008, there were no beneficial owners of more than five percent (5%) of the outstanding Units of the Partnership.

(b) Security ownership of management.

As of June 30, 2008, the officers and directors of the General Partner did not own any Units.

(c) Changes in Control.

None.

Item 5.	Directors and Executive Officers.

The Partnership has no officers or directors and its affairs are managed by its General Partner. The officers and directors of the General Partner are listed along with the biographies below:

Walter Davis, age 43, is a Director, Chairman of the Board of Directors and President of Demeter. Mr. Davis has been a principal and associated person of Demeter since May 11, 2006 and July 20, 2006, respectively, and a member of the NFA since July 20, 2006. Mr. Davis was an associated person of Morgan Stanley DW Inc. from August 15, 2006 to on or about April 1, 2007, when, because of the merger of Morgan Stanley DW Inc. into MS & Co., he became an associated person of MS & Co. due to the transfer of his original registration as an associated person of Morgan Stanley DW Inc. Mr. Davis is an Executive Director at Morgan Stanley and the Director of Morgan Stanley’s Managed Futures Department. Prior to joining Morgan Stanley in 1999, Mr. Davis worked for Chase Manhattan Bank’s Alternative Investment Group. Throughout his career, Mr. Davis has been involved with the development, management and marketing of a diverse array of commodity pools, hedge funds and other alternative investment funds. Mr. Davis received an M.B.A in Finance and International Business from the Columbia University Graduate School of Business in 1992 and a B.A. in Economics from the University of the South in 1987.

Frank Zafran, age 53, is a Director of Demeter. Mr. Zafran has been a principal of Demeter since December 5, 2002, and was a principal of VK Capital Inc. from October 28, 2002 to June 14, 2004. Mr. Zafran is a Director at Morgan Stanley and, in January 2007, was named Managing Director of Annuity and Insurance Services. Previously, Mr. Zafran was Director of Wealth Solutions Division. Mr. Zafran joined the firm in 1979 and has held various positions in Corporate Accounting and the Insurance Department, including Senior Operations Officer—Insurance Division, until his appointment in 2000 as Director of Retirement Plan Services, responsible for all aspects of 401(k) Plan Services including marketing, sales, and operations. Subsequently, he was named Chief Administrative Officer of Morgan Stanley’s Client Solutions Division in 2002. Mr. Zafran received a B.S. degree in Accounting from Brooklyn College, New York.

Douglas J. Ketterer, age 42, is a Director of Demeter. Mr. Ketterer has been a principal of Demeter since October 27, 2003. Mr. Ketterer is a Managing Director at Morgan Stanley and is head of the Client Solutions Group. The Client Solutions Group is comprised of a number of departments (including, among others, the Alternative Investments Group, Consulting Services Group, Annuities and Insurance Department, Mutual Fund Department and Retirement Equity Solutions Group), which offer products and services through Morgan Stanley’s Global Wealth Management Group. Mr. Ketterer joined the Morgan Stanley in 1990 and has served in many roles in the corporate finance/investment banking, asset management, and wealth management of the firm. Mr. Ketterer received his M.B.A. from New York University’s Leonard N. Stern School of Business and his B.S. in Finance from the University at Albany’s School of Business.

Harry Handler, age 49, is a Director of Demeter. Mr. Handler has been a principal and associated person of Demeter since May 15, 2005, and April 26, 2006, respectively, and a member of the NFA since August 1, 1985. Mr. Handler was an associated person of Morgan Stanley DW Inc. from February 1, 1984 to on or about April 1, 2007, when, because of the merger of Morgan Stanley DW Inc. into MS & Co., Mr. Handler became an associated person of Morgan Stanley & Co. Incorporated due to the transfer of his original registration as an associated person of Morgan Stanley DW Inc. Mr. Handler serves as an Executive Director at Morgan Stanley in the Global Wealth Management Group. Mr. Handler works in the Capital Markets Division as Equity Risk Officer. Additionally, Mr. Handler also serves as Chairman of the Global Wealth Management Group’s Best Execution Committee and manages the Stock Lending business. In his prior position, Mr. Handler was a Systems Director in Information Technology, in charge of Equity and Fixed Income Trading Systems along with the Special Products, such as Unit Trusts, Managed Futures, and Annuities. Prior to his transfer to the Information Technology Area, Mr. Handler managed the Foreign Currency and Precious Metals Trading Desk of Dean Witter, a predecessor company to Morgan Stanley. He also held various positions in the Futures Division where he helped to build the Precious Metals Trading Operation at Dean Witter. Before joining Dean Witter, Mr. Handler worked at Mocatta Metals as an Assistant to the Chairman. His roles at Mocatta Metals included stints on the Futures Order Entry Desk and the Commodities Exchange Trading Floor. Additional work included building a computerized Futures Trading System and writing a history of the company. Mr. Handler graduated on the Dean’s List from the University of Wisconsin-Madison with a B.A. degree and a double major in History and Political Science.

Richard D. Gueren, age 46, is a Director of Demeter. Mr. Gueren has been a principal and associated person of Demeter since April 11, 2006, and April 26, 2006, respectively, and a member of the NFA since October 4, 2005. Mr. Gueren was an associated person of Morgan Stanley DW Inc. from October 7, 2005 to on or about April 1, 2007, when, because of the merger of Morgan Stanley DW Inc. into MS & Co. Incorporated, he became an associated person of MS & Co. due to the transfer of his original registration as an associated person of Morgan Stanley DW Inc. Mr. Gueren is Executive Director, Retail Options and Transactional Futures of Morgan Stanley. He is responsible for marketing the options and futures product to the firm’s approximately 600 offices and approximately 9,000 Financial Advisors/Investment Representatives. Mr. Gueren first joined Dean Witter in August 1986, as a Compliance Analyst and in October of 1987 became a member of the Options Strategy/Trading team. In 1997, Dean Witter merged with Morgan Stanley. Mr. Gueren is the firm’s Senior Registered Options Principal. He is a member of several Morgan Stanley committees, including the firm’s National Error Committee and Best Execution Committee. He is an advisory member to the Credit & Risk Committee. Mr. Gueren is also an active member of several exchange and industry committees, including the Managing Directors committee for the Chicago Board Options Exchange, and the Retail Advisory committees for the American Stock Exchange, the Philadelphia Stock Exchange, the Pacific Stock Exchange, and the International Securities Exchange. Mr. Gueren is also an Industry Arbitrator for FINRA and has been seated on numerous industry cases over the past eight years. He has also been asked to testify as an expert witness regarding options on numerous occasions. Mr. Gueren holds a B.S. degree in Economics from the University of Hartford.

Michael P. McGrath, age 39, is a Director of Demeter. Mr. McGrath has been a principal of Demeter since May 11, 2006. Mr. McGrath is a Managing Director at Morgan Stanley and currently serves as the Chief Operating Officer for Private Wealth Management Americas, including Private Wealth Management North America and Private Wealth Management Latin America. He is also the Chairman of the Global Wealth Management Alternative Investments Due Diligence Committee. Prior to his current role, Mr. McGrath was the Director of Product Development for Morgan Stanley’s Global Wealth Management Group. Mr. McGrath joined Morgan Stanley in May 2004, from Nuveen Investments, a publicly traded investment management company headquartered in Chicago, Illinois. At Nuveen, Mr. McGrath served as a Managing Director and oversaw the development of alternative investment products catering to the ultra-high net worth investor. Mr. McGrath received his B.A. degree from Saint Peters College in 1990 and his M.B.A. in Finance from New York University in 1996.

Jacques Chappuis, age 38, is a Director of Demeter. Mr. Chappuis has been a principal of Demeter since December 19, 2006. Mr. Chappuis is a Managing Director at Morgan Stanley and Head of Alternative Investments for the Global Wealth Management Group. Prior to joining Morgan Stanley in August 2006, Mr. Chappuis was Head of Alternative Investments for Citigroup’s Global Wealth Management Group and prior to that a Managing Director at Citigroup Alternative Investments. Before joining Citigroup, Mr. Chappuis was a consultant at the Boston Consulting Group where he focused on the financial services sector and a corporate finance Associate at Bankers Trust Company. Mr. Chappuis received an M.B.A. in Finance, with honors, from the Columbia University Graduate School of Business in 1998 and a B.A. in finance from Tulane University in 1991.

Christian Angstadt, age 46, is the Chief Financial Officer of Demeter. He has been a principal of Demeter since November 30, 2007. Mr. Angstadt currently serves an Executive Director within Morgan Stanley’s Financial Control Group and as Chief Financial Officer for Morgan Stanley Trust FSB and Morgan Stanley Trust NA. He is responsible for the governance and overall financial management of these regulated banks. He was appointed Chief Financial Officer of these banks in May 2003. Since joining Morgan Stanley in April 1990, Mr. Angstadt has held several positions within the firm’s Financial Control Group, mostly supporting the Asset Management segment (including Chief Financial Officer for Morgan Stanley Asset Management Operations). Mr. Angstadt received a BA in Accounting from Montclair University.

Michael R. Durbin, age 40, is a Director of Demeter. He has been a principal of Demeter since June 5, 2008. Mr. Durbin is a Managing Director of Morgan Stanley and has been Chief Operating Officer of National Sales since February 2008. Mr. Durbin joined Morgan Stanley in 1990 and has served in a succession of leadership positions in both its institutional and wealth management businesses, most recently as head of Global Wealth Management Group Capital Markets from October 2007 to February 2008. Mr. Durbin also served as Head of Equity Products and Services from March 2006 to October 2007, Head of International Private Wealth Management from May 2005 to March 2006, Chief Strategic and Risk Officer of Global Wealth Management Group September 2004 to May 2005, and Chief Administrative Officer of each of Private Wealth Management and Global Wealth Management Group from January 2002 to September 2004. Mr. Durbin received his B.B.A from the University of Notre Dame in 1990 and an M.B.A. from the New York University in 1998.

Jose Morales, age 31, is a Director of Demeter. He has been a principal of Demeter since June 23, 2008. Mr. Morales is a Vice President at Morgan Stanley and has headed the Product Development Group for the firm’s Global Wealth Management business since August 2007. Mr. Morales joined the firm in September 1998 as an analyst in the investment management division, and subsequently held positions in the Morgan Stanley Investment Management Global Product Development Group from May 2000 to December 2003, in the Global Wealth Management Product Development Group from December 2003 to June 2006, and in Global Wealth Management Alternative Investments Product Development & Management from June 2006 to August 2007. Mr. Morales is a member of the Global Wealth Management New Products Committee and the Consulting Services Due Diligence Committee. Prior to his appointment as a Director of Demeter, Mr. Morales served as a member of the Managed Futures Investment Management Committee from March of 2005 until March of 2008. Mr. Morales received an MBA with a concentration in Finance from the NYU Stern School of Business in June 2007 and a BS in International Business Administration with a concentration in Economics from Fordham University in 1998.

Demeter and its officers and directors may, from time to time, trade futures, forwards, and options contracts for their own proprietary accounts. The records of trading in such accounts, and any written policies relating to such trading, will not be made available to Limited Partners for inspection.

Item 6.	Executive Compensation.

The Partnership has no directors or officers. Its affairs are managed by the General Partner. The directors and officers of the General Partner are employees of Morgan Stanley and do not receive any compensation from the Partnership or the General Partner.

Item 7.	Certain Relationships and Related Transactions, and Director Independence.

See “Item 1. Business – General Development of Business” for a description of the relationships between the Demeter, Commodity Brokers, F/X Counterparties and Trading Advisors.

Item 8.	Legal Proceedings.

There are no material legal proceedings pending, on appeal or concluded to which the Partnership is a party or to which any of its assets is subject.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

(a) Market Information.

The Partnership has issued no stock. There is no public market for the Units.

(b) Holders.

The number of holders of Units as of June 30, 2008 was 212.

(c) Dividends.

The Partnership did not declare any distributions during 2007 or through June 30, 2008.

(d) Securities Authorized for Issuance under Equity Compensation Plans.

Not applicable.

(e) Performance Graph.

Not applicable.

Item 10.	Recent Sales of Unregistered Securities.

(a) Securities Sold.

From August 1, 2007 to June 30, 2008, the Partnership sold Units to the limited partners which resulted in aggregate proceeds to the Partnership of $18,642,290.

(b) Underwriters and Other Purchasers.

Units were sold to persons and entities who are accredited investors as that term is defined in Rule 501(a) of Regulation D

(c) Consideration.

The aggregate proceeds of securities sold to the limited partners during the period from August 1, 2007 to June 30, 2008 was $18,642,290. The Partnership received $175,000 in consideration from the sale of Units to the General Partner.

(d) Exemption from Registration Claimed.

Exemption is claimed from registration under Securities Act Section 4(2) and Section 506(a) of Regulation D promulgated thereunder. The purchasers are accredited investors under Rule 501(a) of Regulation D.

(e) Terms of Conversion or Exercise.

Not applicable.

(f) Use of Proceeds.

Not applicable.

Item 11.	Description of Registrant’s Securities to be Registered.

(a) Capital Stock.

None.

(b) Debt Securities.

None.

(c) Warrants and Rights.

None.

(d) Other Securities. Units of Limited Partnership Interest.

The Partnership was formed on February 22, 2007, under the Partnership Act. The fiscal year of the Partnership begins on January 1 of each year and ends on December 31 of such year.

The Partnership may have a claim against the Limited Partners after redemption of Units or receipt of distributions from the Partnership for liabilities of the Partnership that arose before the date of such redemption or distribution, but such claim will not exceed the sum of such Limited Partner’s unredeemed capital contribution, undistributed profits, if any, and any redemptions, and amounts received as distributions, together with interest thereon. The Partnership will not make a claim against the Limited Partners with respect to amounts distributed to them or amounts received by them upon redemption of Units unless the assets of the Partnership are insufficient to discharge liabilities of the Partnership that arose before the payment of such amounts. The General Partner will be liable for all obligations of the Partnership to the extent that assets of the Partnership, including amounts contributed by the Limited Partners and paid out in distributions, redemptions, or otherwise to Limited Partners, are insufficient to discharge such obligations. However, neither the General Partner nor any of its affiliates will be personally liable to a Limited Partner (or assignee) for the return or repayment of all or any portion of the capital or profits of such Limited Partner. No Limited Partner shall be liable for the Partnership’s obligations in excess of such Limited Partner’s unredeemed capital contribution, undistributed profits, if any, and any distributions and amounts received upon redemption of Units, together with interest thereon.

Management of Partnership Affairs

The Limited Partners will not participate in the management or operations of the Partnership. The General Partner has determined to allocate all or substantially all of the Partnership’s assets to multiple Trading Companies. The Trading Manager of the Trading Companies may delegate complete trading authority to the Trading Advisors and has done so, except for the ability of the Trading Manager to override trading instructions that violate the Partnership’s trading policies, to the extent the Trading Manager believes doing so is necessary for the protection of the Partnership, to terminate the Futures Interests trading of the Partnership, to comply with applicable laws and regulations, or to the extent necessary to fund distributions or redemptions or to pay the expenses of the Partnership.

On behalf of the Partnership, the General Partner may engage and compensate from the funds of the Partnership such persons, firms, or corporations as the General Partner in its sole judgment deems advisable for the conduct and operation of the business of the Partnership; provided, however, that, except as described in the Partnership Agreement, the General Partner will not engage on behalf of the Partnership any person, firm, or corporation that is an affiliate of the General Partner without having made a good faith determination that: (i) the affiliate which it proposes to engage to perform such services is qualified to do so (considering the prior experience of the affiliate or the individuals employed thereby); and (ii) the terms and conditions of the agreement pursuant to which such affiliate is to perform services for the Partnership are no less favorable to the Partnership than could be obtained from equally qualified unaffiliated third parties, or are otherwise determined by the General Partner to be fair and reasonable to the Partnership and the Limited Partners.

Other responsibilities of the General Partner include, but are not limited to, the following: determining whether the Partnership will make distributions; administering redemptions of Units; preparing monthly and annual reports to the Limited Partners; directing the investment of the Partnership’s assets (other than investments in Futures Interests); executing various documents on behalf of the Partnership and the Limited Partners pursuant to powers of attorney; and supervising the liquidation of the Partnership if an event causing termination of the Partnership occurs. To facilitate the execution of various documents by the General Partner on behalf of the Partnership and the Limited Partners, each Limited Partner will appoint the General Partner as his attorney-in-fact, with power of substitution, by executing the Partnership Agreement.

Sharing of Profits and Losses

Each Partner, including the General Partner, of the Partnership has a capital account with an initial balance equal to the amount contributed by such Partner to the Partnership in respect of its Units. The Partnership’s Net Asset Value (as defined in the Partnership Agreement) is determined monthly, and any increase or decrease from the end of the preceding month will be added to or subtracted from the capital accounts of the Partners in the ratio that each account bears to all capital accounts.

Restrictions on Transfers or Assignments

Except as set forth below, the Partnership Agreement provides that Units may not be transferred, pledged, sold or assigned, and no transferee, pledgee, purchaser or assignee may become a substituted Limited Partner without the written consent of the General Partner, which consent may be withheld in its sole discretion. Nor may a Limited Partner, a transferee, pledgee, purchaser or assignee or the estate of any beneficiary of a deceased Limited Partner withdraw any capital or profits from the Partnership except by redemption of Units or upon termination and dissolution of the Partnership. Any transfer, pledge, sale or assignment of Units permitted by the Partnership Agreement and approved by the General Partner will be effective as of the first day of the month following the receipt by the General Partner of 30 days’ prior written notice of the request of such transfer, pledge, sale or assignment of Units (subject to the General Partner’s discretion to waive such notice). No transfer, pledge, sale or assignment of Units will be permitted unless the General Partner is satisfied that (i) such transfer, pledge, sale or assignment would not be in violation of the Partnership Act or applicable federal, state or foreign securities laws, and (ii) notwithstanding such transfer, pledge, purchase or assignment, the Partnership will continue to be classified as a partnership rather than as a corporation under the Internal Revenue Code of 1986, as amended (the “Code”). No transfer, pledge, sale or assignment of Units will be effective or recognized by the Partnership if such transfer, pledge, sale or assignment would result in the termination of the Partnership for federal income tax purposes, and any attempted transfer or assignment in violation of the Partnership Agreement will be ineffective. The transfer, pledge, sale or assignment of Units will be subject to all applicable securities laws. The Limited Partners will bear all costs (including any attorneys’ and accountants’ fees) related to such transfer, pledge, sale or assignment.

Additional Offerings

The General Partner may, in its discretion, offer additional Classes of Units with terms different from the Classes described in this Registration Statement.

Amendments

The General Partner may make any amendment to the Partnership Agreement that is not adverse to the Limited Partners without the consent of the Limited Partners, including, but not limited to, the following: (i) change the name of the Partnership or cause the Partnership to transact business under another name; (ii) clarify any inaccuracy or any ambiguity, or reconcile any inconsistent provisions in the Partnership Agreement; (iii) effect the intent of the allocations proposed in the Partnership Agreement to the maximum extent possible in the event of a change in the Internal Revenue Code or the interpretations thereof affecting such allocations; (iv) attempt to ensure that the Partnership is not taxed as a corporation for federal income tax purposes; (v) qualify or maintain the qualification of the Partnership as a limited partnership in any jurisdiction; (vi) delete or add any provision of or to the Partnership Agreement required to be deleted or added by the staff of the SEC, the CFTC, any other federal agency, any state “Blue Sky” official, or other governmental official, or in order to opt to be governed by any amendment or successor to the Partnership Act, or to comply with applicable laws; (vii) make any modification to the Partnership Agreement to reflect the admission of additional or substitute General Partners, as contemplated by the Partnership Agreement; (viii) make any amendment that is appropriate or necessary, in the opinion of the General Partner, to prevent the Partnership or the General Partner or its directors, officers or controlling persons from in any manner being subject to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); (ix) take such actions as may be necessary or appropriate to avoid the assets of the Partnership being treated for any purpose of ERISA or Section 4975 of the Code as assets of any “employee benefit plan” as defined in and subject to ERISA or of any plan as defined in and subject to Section 4975 of the Code (or any corresponding provisions of succeeding law) or to avoid the Partnership’s engaging in a prohibited transaction as defined in Section 406 of ERISA or Section 4975(c) of the Code, and (x) make any amendment that is appropriate or necessary, in the opinion of the General Partner, to qualify the Partnership under the Investment Company Act of 1940, as amended, and any persons under the Investment Company Act of 1940, as amended and the Investment Advisers Act of 1940, as amended, if the General Partner reasonably believes that doing so is necessary. However, no amendment of the Partnership Agreement without the consent of all Partners affected thereby may reduce the capital account of any Partner, modify the percentage of profits, losses, or distributions to which any Partner is entitled or change or alter the provisions of the Partnership Agreement relating to amendments requiring the consent of Limited Partners.

Distributions

The General Partner has the sole discretion in determining whether to make distributions to the Limited Partners; no distributions are anticipated to be made by the General Partner.

Changes in Fees

No increase in any fees payable by the Partnership may take effect until the first Business Day following a Redemption Date provided that notice of the increase is provided to each Limited Partner at least 5 Business Days prior to the last day on which a Request for Redemption must be received by the General Partner and the notice contains description the Limited Partner’s redemption rights.

Reports to Limited Partners

The books and records of the Partnership are maintained at its principal office. To the extent required by CFTC regulations, the Limited Partners have the right at all times during normal business hours to have access to a copy of such books and records of the Partnership, in person or by their authorized attorney or agent, and, upon request, copies of such books and records will be sent to any Limited Partner if reasonable reproduction and distribution costs are paid by him or her. The estimated Net Asset Value of Units is determined daily by the General Partner and the most recent Net Asset Value calculations will be promptly supplied in writing to any Limited Partner after receipt of a request in writing to such effect.

Within 30 days after the close of each calendar month, the General Partner will distribute monthly account statements with respect to the Partnership. Limited Partners will also receive within 90 days after the close of each fiscal year an annual report containing audited financial statements for the Partnership. By March 15 of each year, the Partnership will endeavor to provide Limited Partners with the tax information necessary to prepare their federal income tax returns.

Removal of General Partner

The Limited Partners of the Partnership, excluding affiliates of the General Partner (as defined in the Partnership Agreement) have the right to remove and replace the General Partner upon a vote of the Limited Partners having the Net Asset Value in their capital accounts aggregating in excess of 50% of all Net Asset Value of the Limited Partners.

Term/Dissolution of Partnership. The term of the Partnership commenced upon the filing of the certificate of limited partnership in the Office of the Secretary of State of the State of Delaware and ends upon the first to occur of the following: (i) receipt by the General Partner of a notice setting forth an election to terminate and dissolve the Partnership at a specified time by Limited Partners holding not less than a Majority of Units, with or without cause, which notice shall be sent by registered mail to the General Partner not less than 90 days prior to the effective date of such termination and dissolution; (ii) the withdrawal, insolvency, bankruptcy, dissolution or liquidation of the General Partner (unless a new general partner is elected by a vote of the Limited Partners owning more than 50% of the Units then outstanding, and such new general partner shall have elected to continue the business of the Partnership, which any new general partner shall have the right to do); (iii) the occurrence of any event which shall make it unlawful for the existence of the Partnership to be continued; or (iv) a determination by the General Partner upon 60 days’ notice to the Limited Partners to terminate the Partnership. The limited partners only have the right to appoint a new general partner in the event of the withdrawal, insolvency, bankruptcy, dissolution or liquidation of the current general partner. A “Majority of Units” shall mean the Limited Partners, excluding any affiliates of the General Partner, that at the time in question have net asset value in their capital accounts aggregating in excess of 50% of all net asset value of the Limited Partners, excluding any affiliates of the General Partner. Upon the occurrence of an event causing the termination of the Partnership, the Partnership will be terminated and be dissolved. Dissolution, payment of creditors, and distribution of the Partnership’s net asset value shall be effected as soon as practicable in accordance with Delaware law, except that the General Partner and each Limited Partner (and any assignee) shall share in the assets of the Partnership pro rata in accordance with such Partner’s respective capital account, less any amount owing by such Partner (or assignee) to the Partnership. The General Partner shall, at its option, be entitled to supervise the liquidation of the Partnership.

(e) American Depository Receipts.

None.

Item 12.	Indemnification of Directors and Officers.

Under the Partnership Agreement, the General Partner will not be liable to the Partnership, the Limited Partners, or its or their successors and assigns, for any act or omission performed or omitted by the General Partner on behalf of the Partnership, except when such action or failure to act constitutes gross negligence, willful misconduct, bad faith or reckless disregard. The Partnership will indemnify, defend and hold harmless the General Partner and its principals, shareholders, officers, directors, employees and affiliates (as defined in the Partnership Agreement) from and against any loss, liability, damage, cost or expense actually and reasonably incurred arising from any act or omission performed or omitted by the General Partner provided that the act or omission performed or omitted that was the basis of the loss was not the result of willful misconduct, gross negligence, bad faith or reckless disregard.

Item 13.	Financial Statements and Supplementary Data.

The audited financial statements of the Partnership and the Financial Statements related to the Partnership listed in Item 15 below are hereby incorporated by reference to this Item 13.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15.	Financial Statements and Exhibits.

(a) Financial Statements.

The following Financial Statements of the Partnership are filed as Exhibit 99.1 (and are included in this Registration Statement along with the Financial Statements of the Profile Series Partnerships):

Statement of Financial Condition as of December 31, 2007.

Statement of Operations for the Period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Changes in Partners’ Capital for the Period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Cash Flows for the Period from August 1, 2007 (commencement of operations) to December 31, 2007.

Notes

The following Financial Statements of Morgan Stanley Managed Futures Altis I, LLC are filed as Exhibit 99.2 (and are included in this Registration Statement):

Statement of Financial Condition as of December 31, 2007.

Statement of Operations for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Changes in Members’ Capital for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Cash Flows for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Condensed Schedule of Investments as of December 31, 2007.

The following Financial Statements of Morgan Stanley Managed Futures Aspect I, LLC are filed as Exhibit 99.3 (and are included in this Registration Statement):

Statement of Financial Condition as of December 31, 2007.

Statement of Operations for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Changes in Members’ Capital for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Cash Flows for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Condensed Schedule of Investments as of December 31, 2007.

The following Financial Statements of Morgan Stanley Managed Futures BHM I, LLC are filed as Exhibit 99.4 (and are included in this Registration Statement):

Statement of Financial Condition as of December 31, 2007.

Statement of Operations for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Changes in Members’ Capital for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Cash Flows for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Condensed Schedule of Investments as of December 31, 2007.

Notes

The following Financial Statements of Morgan Stanley Managed Futures Chesapeake I, LLC are filed as Exhibit 99.5 (and are included in this Registration Statement):

Statement of Financial Condition as of December 31, 2007.

Statement of Operations for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Changes in Members’ Capital for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Cash Flows for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Condensed Schedule of Investments as of December 31, 2007.

Notes

The following Financial Statements of Morgan Stanley Managed Futures DKR I, LLC are filed as Exhibit 99.6 (and are included in this Registration Statement):

Statement of Financial Condition as of December 31, 2007.

Statement of Operations for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Changes in Members’ Capital for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Cash Flows for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Condensed Schedule of Investments as of December 31, 2007.

Notes

The following Financial Statements of Morgan Stanley Managed Futures Kaiser I, LLC are filed as Exhibit 99.7 (and are included in this Registration Statement):

Statement of Financial Condition as of December 31, 2007.

Statement of Operations for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Changes in Members’ Capital for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Cash Flows for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Notes

The following Financial Statements of Morgan Stanley Managed Futures Transtrend I, LLC are filed as Exhibit 99.8 (and are included in this Registration Statement):

Statement of Financial Condition as of December 31, 2007.

Statement of Operations for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Changes in Members’ Capital for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Cash Flows for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Condensed Schedule of Investments as of December 31, 2007.

Notes

The following Financial Statements of Morgan Stanley Managed Futures Transtrend II, LLC are filed as Exhibit 99.9 (and are included in this Registration Statement):

Statement of Financial Condition as of December 31, 2007.

Statement of Operations for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Changes in Members’ Capital for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Cash Flows for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Condensed Schedule of Investments as of December 31, 2007.

Notes

The following Financial Statements of Morgan Stanley Managed Futures WCM I, LLC are filed as Exhibit 99.10 (and are included in this Registration Statement):

Statement of Financial Condition as of December 31, 2007.

Statement of Operations for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Changes in Members’ Capital for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Cash Flows for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Condensed Schedule of Investments as of December 31, 2007.

Notes

The following Financial Statements of the Partnership are filed as Exhibit 99.11 (and are included in this Registration Statement):

Statements of Financial Condition as of June 30, 2008 (unaudited) and December 31, 2007.

Statements of Operations (unaudited) for the three months and six months ended June 30, 2008.

Statements of Changes in Members’ Capital for the six months ended June 30, 2008 (unaudited) and for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Cash Flows (unaudited) for the six months ended June 30, 2008.

Notes

The following Financial Statements of the Morgan Stanley Managed Futures Chesapeake I, LLC are filed as Exhibit 99.12 (and are included in this Registration Statement):

Statements of Financial Condition as of June 30, 2008 (unaudited) and December 31, 2007.

Statements of Operations (unaudited) for the three months and six months ended June 30, 2008.

Statements of Changes in Members’ Capital for the six months ended June 30, 2008 (unaudited) and for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Cash Flows (unaudited) for the six months ended June 30, 2008.

Condensed Schedule of Investments as of June 30, 2008 (unaudited) and December 31, 2007.

Notes

The following Financial Statements of the Morgan Stanley Managed Futures DKR I, LLC are filed as Exhibit 99.13 (and are included in this Registration Statement):

Statements of Financial Condition as of June 30, 2008 (unaudited) and December 31, 2007.

Statements of Operations (unaudited) for the three months and six months ended June 30, 2008.

Statements of Changes in Members’ Capital for the six months ended June 30, 2008 (unaudited) and for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Cash Flows (unaudited) for the six months ended June 30, 2008.

Condensed Schedule of Investments as of June 30, 2008 (unaudited) and December 31, 2007.

Notes

The following Financial Statements of the Morgan Stanley Managed Futures Kaiser I, LLC are filed as Exhibit 99.14 (and are included in this Registration Statement):

Statements of Financial Condition as of June 30, 2008 (unaudited) and December 31, 2007.

Statements of Operations (unaudited) for the three months and six months ended June 30, 2008.

Statements of Changes in Members’ Capital for the six months ended June 30, 2008 (unaudited) and for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Cash Flows (unaudited) for the six months ended June 30, 2008.

Condensed Schedule of Investments as of June 30, 2008 (unaudited) and December 31, 2007.

Notes

The following Financial Statements of the Morgan Stanley Managed Futures Transtrend II, LLC are filed as Exhibit 99.15 (and are included in this Registration Statement):

Statements of Financial Condition as of June 30, 2008 (unaudited) and December 31, 2007.

Statements of Operations (unaudited) for the three months and six months ended June 30, 2008.

Statements of Changes in Members’ Capital for the six months ended June 30, 2008 (unaudited) and for the period from August 1, 2007 (commencement of operations) to December 31, 2007.

Statement of Cash Flows (unaudited) for the six months ended June 30, 2008.

Condensed Schedule of Investments as of June 30, 2008 (unaudited) and December 31, 2007.

Notes

The following Financial Statements of the General Partner are filed as Exhibit 99.16 (and are included in this Registration Statement);

Statement of Financial Condition as of November 30, 2007 and 2006

Notes

(b) Exhibits.

The following Exhibits are filed as a part of this Form 10:

Exhibit No.	Description

1.1!	Placement Agent Agreement dated June 1, 2007 by and among Morgan Stanley Managed Futures LV, L.P., Morgan Stanley Managed Futures MV, L.P., Morgan Stanley Managed Futures HV, L.P., Demeter Management Corporation and Morgan Stanley & Co. Incorporated.

3.1!	Certificate of Limited Partnership of Morgan Stanley Managed Futures LV, L.P., dated February 22, 2007.

3.2!	Limited Partnership Agreement of Morgan Stanley Managed Futures LV, L.P., dated February 22, 2007.

10.1!	Form of Operating Agreement for the Trading Companies.

10.2*!	Advisory Agreement among Morgan Stanley Managed Futures Chesapeake I, LLC, Demeter Management Corporation and Chesapeake Capital Corporation, dated April 30, 2007.

10.3*!	Advisory Agreement among Morgan Stanley Managed Futures DKR I, LLC, Demeter Management Corporation and DKR Fusion Management L.P., dated April 30, 2007.

10.4*!	Advisory Agreement among Morgan Stanley Managed Futures Kaiser I, LLC, Demeter Management Corporation and Kaiser Trading Group Pty. Ltd., dated April 30, 2007.

10.5*!	Advisory Agreement among Morgan Stanley Managed Futures Transtrend II LLC, Demeter Management Corporation and Transtrend B.V., dated April 30, 2007.

10.6!	Form of Subscription and Exchange Agreement and Power of Attorney.

10.7!	Foreign Exchange and Options Master Agreement by and among Morgan Stanley & Co. Incorporated, the Trading Companies listed on Exhibit I thereto, and Demeter Management Corporation, dated as of November 28, 2007.

10.8!	Foreign Exchange and Options Master Agreement by and among Morgan Stanley Capital Group, Inc., Morgan Stanley Managed Futures DKR I, LLC, and Demeter Management Corporation, dated as of November 28, 2007.

10.9!	Customer Agreement among Morgan Stanley & Co. International PLC and the Trading Companies listed on Schedule A thereto, dated July 24, 2007.

10.10!	Customer Agreement among Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited, and the Trading Companies listed on Schedule A thereto, dated as of July 26, 2007.

10.11!	Customer FX Prime Brokerage Agreement among Morgan Stanley Capital Group Inc. and Morgan Stanley Managed Futures DKR I, LLC, dated November 27, 2007.

10.12!	Amendment dated November 29, 2007 to the Customer FX Prime Brokerage Agreement among Morgan Stanley Capital Group Inc. and Morgan Stanley Managed Futures DKR I, LLC, dated November 27, 2007.

10.13!	Customer FX Prime Brokerage Agreement among Morgan Stanley & Co. Incorporated and Morgan Stanley Managed Futures DKR I, LLC, dated November 27, 2007.

10.14!	Amendment dated November 29, 2007 to the Customer FX Prime Brokerage Agreement among Morgan Stanley & Co. Incorporated and Morgan Stanley Managed Futures DKR I, LLC, dated November 27, 2007.

10.15!	Escrow Agreement by and among The Bank of New York, Demeter Management Corporation and the entities listed on Annex A thereto, dated July 25, 2007.

10.16!	Commodity Futures Customer Agreement between Morgan Stanley & Co. Incorporated and the Trading Companies listed on Schedule A thereto dated July 23, 2007.

10.17!	Rider to Customer Agreement between Morgan Stanley & Co. Incorporated and the Trading Companies listed on Schedule A thereto dated March 26, 2008.

10.18!

Amendment to Foreign Exchange and Options Master Agreement by and among Morgan Stanley & Co. Incorporated, the Trading Companies listed on Exhibit I thereto and Demeter Management Corporation, dated March 26, 2008.

10.19!	Amendment to Foreign Exchange and Options Master Agreement by and among Morgan Stanley Capital Group, Inc., Morgan Stanley Managed Futures DKR I, LLC, and Demeter Management Corporation, dated March 26, 2008.

10.20!

Amendment to Foreign Exchange and Options Master Agreement by and among Morgan Stanley Capital Group, Inc., Morgan Stanley Managed Futures DKR I, LLC, and Demeter Management Corporation, dated December 13,2007.

10.21!	Rider to Customer Agreement among Morgan Stanley & Co. International PLC and the Trading Companies listed on Schedule A thereto dated March 26, 2008.

10.22!	Rider to Customer Agreement among Morgan Stanley & Co. International Limited, Morgan Stanley Securities Limited, and the Trading Companies listed on Schedule A thereto, dated March 26, 2008.

10.23*	Advisory Agreement among Morgan Stanley Strategic, L.L.C., Demeter Management Corporation and Bridgewater Associates, Inc., dated September 1, 2008.

99.1	Financial Statements of the Profile Series Partnerships.

99.2	Financial Statements of Morgan Stanley Managed Futures Altis I, LLC

99.3	Financial Statements of Morgan Stanley Managed Futures Aspect I, LLC

99.4	Financial Statements of Morgan Stanley Managed Futures BHM I, LLC

99.5	Financial Statements of Morgan Stanley Managed Futures Chesapeake I, LLC

99.6	Financial Statements of Morgan Stanley Managed Futures DKR I, LLC

99.7	Financial Statements of Morgan Stanley Managed Futures Kaiser I, LLC

99.8	Financial Statements of Morgan Stanley Managed Futures Transtrend I LLC

99.9	Financial Statements of Morgan Stanley Managed Futures Transtrend II, LLC

99.10	Financial Statements of Morgan Stanley Managed Futures WCM I, LLC

99.11	Financial Statements of the Partnership

99.12	Financial Statements of Morgan Stanley Managed Futures Chesapeake I, LLC

99.13	Financial Statements of Morgan Stanley Managed Futures DKR I, LLC

99.14	Financial Statements of Morgan Stanley Managed Futures Kaiser I, LLC

99.15	Financial Statements of Morgan Stanley Managed Futures Transtrend II LLC

99.16	Financial Statements of Demeter Management Corporation.

!	Incorporated herein by reference from the Registrant’s Form 10 filed on August 8, 2008.
*	Confidential treatment has been requested with respect to the omitted portions of this exhibit.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 2, 2008	Morgan Stanley Managed Futures LV, L.P.

By: Demeter Management Corporation, its General Partner

/s/ Walter Davis
By: Walter Davis
Title: President